08002968

Rule 12g3-2(b) File No. 82-34680

Sumitomo Corporation

May 29, 2008

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED 2008 JUN -2 P 1:35 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

PROCESSED JUN 04 2008 THOMSON REUTERS

Enclosed herewith please find the copies of the following documents:

1. "Notice of Convocation of the Ordinary General Meeting of Shareholders" dated May 29, 2008 [English translation]; and
2. "Reports for the 140th Fiscal Year" dated May 29, 2008 [English translation].

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Katsuharu Otake

Katsuharu Otake (Mr.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

The following is an unofficial English translation of the Notice of Convocation of the 140th Ordinary General Meeting of Shareholders of Sumitomo Corporation to be held on June 20, 2008. Sumitomo Corporation (hereinafter referred to as the "Company") provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

(Stock Exchange Code No. 8053)

May 29, 2008

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Susumu Kato
President and CEO

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have the pleasure of extending to you a cordial invitation to attend the 140th Ordinary General Meeting of Shareholders of the Company (hereinafter referred to as the "Meeting"), which will be held as set forth below.

If you will be unable to attend the Meeting in person, you can exercise your voting rights in writing or by electronic means (the Internet etc.) (please refer to pages 15 and 16 for more details).
Please take the time to examine the Reference Document for the General Meeting of Shareholders on the following pages and the attached Reports for the 140th Fiscal Year and exercise your voting rights no later than 5:45 P.M. of Thursday, June 19, 2008.

With highest regards.

1. Time Friday, June 20, 2008, at 10:00 A.M. (Open at 9:00 A.M.)

2. Place THE DAI-ICHI SEIMEI HALL, Harumi Island Triton Square
8-10, Harumi 1-chome, Chuo-ku, Tokyo

3. Agenda **Presentation of Reports:**

No.1: Business Report, Consolidated Financial Statements, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 140th Fiscal Year (April 1, 2007 through March 31, 2008)

No.2: Non-consolidated Financial Statements for the 140th Fiscal Year (April 1, 2007 through March 31, 2008)

Propositions:

Proposition No.1: Distribution of Retained Earnings as Cash Dividends

Proposition No.2: Election of Twelve Directors

Proposition No.3: Election of One Corporate Auditor

Proposition No.4: Issuing Bonuses to the Company's Directors

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

* * *

If you attend the Meeting in person, please submit the enclosed form of Proxy Card to the receptionists at the Meeting.

If any of the items included in the following Reference Document for the Meeting and the attached Reports for the 140th Fiscal Year require amendment up to and including the day before the Meeting, the amended items will be posted on our web site on the Internet (http://www.sumitomocorp.co.jp).

Propositions to be Voted on and Reference Matters Relating thereto

Proposition No.1: Distribution of Retained Earnings as Cash Dividends

It is our basic dividend policy to ensure long-term, stable returns to shareholders, and to meet our shareholders' expectations by providing dividends based on the increased earning power of the Company. Under this policy and also in consideration of the retained earnings required for our sustained growth in the future, we would like to propose that the year-end dividends for the 140th Fiscal Year be paid to the shareholders as set forth below.

(1) Kind of dividend assets

Cash

(2) Matters related to the allotment of dividend assets to shareholders and total amount thereof

20 yen per common share of the Company Total Amount: 24,999,898,260 yen.

Annual dividends for the 140th Fiscal Year will be 38 yen per share, which is the sum of the amount of the interim dividends (18 yen per share) and the amount of the said year-end dividends (20 yen per share).

(3) Effective date of distribution of retained earnings

June 23, 2008

* * *

Proposition No.2: Election of Twelve Directors

Because the term of all of the twelve incumbent Directors will expire as of the close of the Meeting, we would like to have twelve Directors elected.

The candidates for Directors are as follows:

Candidate No.1

Motoyuki Oka Born September 15, 1943

Brief outline of career and the position and responsibilities while serving as Director:

April 1966	entered the Company;
June 1994	Director;
April 1998	Managing Director;
April 2001	Senior Managing Director;
June 2001	President and CEO;
June 2007	Chairman of the Board of Directors (Present Position)

Ownership of shares of the Company: 97,700 shares

Candidate No.2

Susumu Kato Born May 21, 1947

Brief outline of career and the position and responsibilities while serving as Director:

April 1970	entered the Company;
June 2000	Director;
April 2003	Director & Managing Executive Officer;
April 2005	Director & Senior Managing Executive Officer;
June 2005	Senior Managing Executive Officer;
April 2007	Executive Vice President;
June 2007	President & CEO (Present Position)

Ownership of shares of the Company: 37,200 shares

Candidate No.3

Noriaki Shimazaki Born August 19, 1946

Brief outline of career and the position and responsibilities while serving as Director:

April 1969	entered the Company;
June 1998	Director;
April 2002	Managing Director;
April 2003	Director & Managing Executive Officer;
April 2004	Director & Senior Managing Executive Officer;
April 2005	Director & Executive Vice President (Responsible for Internal Auditing Department, Human Resources Development & Information Management Group and Financial Resources Management Group);
April 2006	Director & Executive Vice President (Responsible for Human Resources Development & Information Management Group and Financial Resources Management Group);
April 2008	Director & Executive Vice President (Responsible for Human Resources, General Affairs & Legal Group and Financial Resources Management Group) (Present Position)

Ownership of shares of the Company: 67,335 shares

Candidate No.4

Nobuhide Nakaido Born November 1, 1946

Brief outline of career and the position and responsibilities while serving as Director:

April 1971	entered the Company;
June 1998	Director;
April 2002	Managing Director;
April 2003	Director & Managing Executive Officer;
April 2004	Director & Senior Managing Executive Officer;
April 2005	Director & Executive Vice President (General Manager of Corporate Planning & Coordination Office);
April 2008	Director & Executive Vice President (Responsible for Corporate Planning & Coordination Group) (Present Position)

Ownership of shares of the Company: 30,500 shares

Candidate No.5

Iwao Okamoto Born June 25, 1946

Brief outline of career and the position and responsibilities while serving as Director:

April 1970	entered the Ministry of International Trade and Industry (MITI);
August 1996	Director-General, Public Utilities Department, Agency for Natural Resources and Energy;
September 1999	Director-General, Basic Industries Bureau, MITI;
January 2001	Director-General, Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry;
July 2002	Director-General, Agency for Natural Resources and Energy (August 2003, retired);
October 2003	Senior Executive Director, Japan Bank for International Cooperation;
October 2005	Managing Executive Officer of the Company (Assistant General Manager of Corporate Planning & Coordination Office);
April 2006	Senior Managing Executive Officer (Assistant General Manager of Corporate Planning & Coordination Office);
June 2007	Senior Managing Executive Officer (General Manager of Mineral Resources and Energy Business Unit);
June 2007	Director & Senior Managing Executive Officer (General Manager of Mineral Resources and Energy Business Unit) (Present Position)

Ownership of shares of the Company: 10,400 shares

Candidate No. 6

Makoto Shibahara Born April 16, 1947

Brief outline of career and the position and responsibilities while serving as Director:

April 1970	entered the Company;
April 2003	Executive Officer;
April 2004	Managing Executive Officer;
June 2006	Director & Managing Executive Officer (General Manager of Financial and Logistics Business Unit);
April 2007	Director & Senior Managing Executive Officer (General Manager of Financial and Logistics Business Unit) (Present Position)

Ownership of shares of the Company: 27,000 shares

Candidate No.7

Kazuo Ohmori Born November 11, 1948

Brief outline of career and the position and responsibilities while serving as Director:

April 1971	entered the Company;
April 2003	Executive Officer;
April 2005	Managing Executive Officer;
June 2006	Director & Managing Executive Officer (General Manager of Transportation and Construction Systems Business Unit);
April 2007	Director & Senior Managing Executive Officer (General Manager of Transportation and Construction Systems Business Unit) (Present Position)

Ownership of shares of the Company: 27,000 shares

Candidate No.8

Takahiro Moriyama Born December 1, 1948

Brief outline of career and the position and responsibilities while serving as Director:

April 1973	entered the Company;
April 2004	Executive Officer;
April 2007	Managing Executive Officer (General Manager of Infrastructure Business Unit);
June 2007	Director & Managing Executive Officer (General Manager of Infrastructure Business Unit) (Present Position)

Representation of other legal entities etc.:

Summit Power Holdings Limited

Summit Power Development Limited

Ownership of shares of the Company: 15,100 shares

Candidate No.9

Takashi Kano Born May 19, 1950

Brief outline of career and the position and responsibilities while serving as Director:

April 1975	entered the Company;
April 2005	Executive Officer;
April 2007	Managing Executive Officer (General Manager of General Products & Real Estate Business Unit;
June 2007	Director & Managing Executive Officer (General Manager of General Products & Real Estate Business Unit (Present Position)

Ownership of shares of the Company: 14,100 shares

Candidate No.10

Shuichi Mori Born March 8, 1949

Brief outline of career:

April 1972	entered the Company;
June 1996	General Manager of Machinery & Systems Dept.;
Thereafter	Corporate Officer (Senior Assistant to Executive Vice-President Responsible for Kansai Area, General Manager of Machinery & Electric Systems Division, and General Manager of Machinery & Systems Dept.);
	Corporate Officer (Senior Assistant to Executive Vice-President Responsible for Kansai Area, and General Manager of Machinery & Electric Systems Division);
	Corporate Officer (General Manager of Machinery & Electric Systems Division);
	Corporate Officer (Deputy General Manager of Planning & Coordination Division, and Corporate Planning & Coordination Dept.);
	Corporate Officer (General Manager of Corporate Planning & Coordination Dept.); successively,
April 2003	Executive Officer (General Manager of Corporate Planning & Coordination Dept.);
April 2005	Managing Executive Officer (General Manager for Europe, Chief Executive Officer of Sumitomo Corporation Europe Group, President and CEO of Sumitomo Corporation Europe Holding Limited, and President and CEO of Sumitomo Corporation Europe Limited);
April 2007	Senior Managing Executive Officer (General Manager for Europe, Chief Executive Officer of Sumitomo Corporation Europe Group, President and CEO of Sumitomo Corporation Europe Holding Limited, and President and CEO of Sumitomo Corporation Europe Limited);
April 2008	Senior Managing Executive Officer (General Manager of Chemical & Electronics Business Unit) (Present Position)

Ownership of shares of the Company: 16,700 shares

Candidate No.11

Shunichi Arai Born September 29, 1949

Brief outline of career:

April 1973	entered the Company;
November 1998	General Manager of Tubular Products International Dept. No. 1;
Thereafter	General Manager of Tubular Products International Dept.; General Manager, Houston Office, Sumitomo Corporation of America; Corporate Officer (General Manager, Houston Office, Sumitomo Corporation of America); Corporate Officer (General Manager, Houston Office, Sumitomo Corporation of America); successively, *(Note: The naming of "Houston Office" in Japanese text was changed, but the corresponding English text was not changed.)*
April 2003	Executive Officer (Executive Vice President of Sumitomo Corporation of America);
April 2005	Managing Executive Officer (General Manager, Kansai Regional Business Unit);
April 2007	Managing Executive Officer (Assistant General Manager of Metal Products Business Unit, and General Manager of Planning & Administration Dept., Metal Products Business Unit);
April 2008	Senior Managing Executive Officer (General Manager of Metal Products Business Unit) (Present Position)

Ownership of shares of the Company: 19,900 shares

Candidate No.12

Yoshio Osawa Born January 22, 1954

Brief outline of career:

April 1975	entered the Company;
September 1999	General Manager of Electronic Materials & Equipment Dept.;
Thereafter	General Manager of Network Systems Dept.; Assistant General Manager of Network Division, and General Manager of Network Systems Dept.; Corporate Officer (General Manager of Network Division); successively,
April 2005	Executive Officer (General Manager of Network Division);
April 2007	Executive Officer (General Manager of Media Division)
April 2008	Managing Executive Officer (General Manager of Media, Network & Lifestyle Retail Business Unit) (Present Position);

Ownership of shares of the Company: 9,300 shares

Note: None of the above candidates has any special conflict of interest with the Company.

* * *

Proposition No.3: Election of One Corporate Auditor

Because Mr. Koji Tajika, one of the five incumbent Corporate Auditors, will retire at the close of the Meeting, we would like to have one Corporate Auditor elected.

The candidate for the Corporate Auditor is as follows.

The Board of Corporate Auditors has given its consent with regard to the submission of this proposition.

Candidate

Tsuguoki Fujinuma Born November 21, 1944

Brief outline of career:

April 1969	joined Horie & Morita Joint Audit Firm;
June 1970	joined Arthur Young Certified Public Accountant's Joint Audit Firm;
June 1982	Partner of Arthur Young Certified Public Accountant's Joint Audit Firm;
May 1986	joined Asahi Shinwa & Co. as Partner;
May 1991	Senior Partner of Asahi Shinwa & Co.;
June 1993	joined Ota Showa & Co. (now known as Ernst & Young ShinNihon) as Senior Partner;
May 2000	Chairman of International Federation of Accountants (November 2002, retired);
July 2004	Chairman of The Japanese Institute of Certified Public Accountants;
June 2007	retired from Ernst & Young ShinNihon;
July 2007	Senior Advisor of The Japanese Institute of Certified Public Accountants (Present Position)
August 2007	Director of Tokyo Stock Exchange Group, Inc. (Present Position)
October 2007	Governor of Tokyo Stock Exchange Regulation (Present Position)

Ownership of shares of the Company: 0 share.

(Notes)

1. There is no special conflict of interest between the candidate Mr. Tsuguoki Fujinuma and the Company.
2. The Candidate Mr. Tsuguoki Fujinuma satisfies the requirements for outside corporate auditor prescribed in Article 2, Section 3, Clause 8 of the Enforcement Regulations promulgated under the Company Law.
3. Reason for nominating Mr. Tsuguoki Fujinuma as the candidate and for judging that he will be able to perform his duties properly as an outside corporate auditor.

   The Company proposes that Tsuguoki Fujinuma be elected as an outside corporate auditor, because judging from his career as a certified public accountant, he is expected to perform his duties properly as an outside corporate auditor, given his advanced expertise and abundant experience in the field of treasury and accounting, and his sufficient knowledge and experience necessary for fulfilling the duties related to auditing a company.

4. Agreement with outside corporate auditor with respect to limitation of liabilities

   If Mr. Tsuguoki Fujinuma is elected, the Company plans to execute an agreement limiting his liabilities when acting in good faith and without gross negligence to either 10 million yen or the amount prescribed under Article 423, Section 1 of the Company Law, whichever is higher.

* * *

Proposition No.4: Issuing Bonuses to the Company's Directors

The Company proposes that bonuses in the aggregate amount of ¥621 million be paid to 12 Directors serving at the end of the 140th Fiscal Year, taking into account the Company's consolidated operating results and the degree to which profit targets were achieved.

* * *

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors

The Company requests approval to issue new share acquisition rights in the form of stock options to the Directors up to an annual limit of 30 million yen so as to increase the motivation and morale of the Directors and to further expand our profit base and strengthen our corporate constitution. The amount of this new share acquisition rights in the form of stock options shall be established as remuneration to the Directors separate from the amount of Directors' compensation (up to 75 million yen monthly) approved by the 118th Ordinary General Meeting of Shareholders held on June 27, 1986. The Company will have 12 Directors to whom the new share acquisition rights will be issued, if Proposition No. 2 is approved as proposed. The new share acquisition rights to be issued shall be as set forth below:

1. The New Share Acquisition Rights

(1) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to new share acquisition rights shall be 69,000 of the Company's common shares.

(2) Total number of new share acquisition rights to be issued:

The maximum total number of the new share acquisition rights to be issued shall be 690. (100 common shares for every new share acquisition right to be issued)

(3) The need for payment in consideration of the new share acquisition rights:

The new share acquisition rights shall be issued without consideration.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share that is issued upon the exercise of the new share acquisition rights (hereinafter referred to as "Exercise Price" for the purposes of this Proposition No. 5) by the number of shares subject to such new share acquisition rights. The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is 105% of the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are

allocated; provided, however, that if the Exercise Price as so calculated would be less than the closing price for transactions of the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

(5) Term during which the new share acquisition rights can be exercised:

From April 1, 2009 to June 30, 2013

(6) Conditions on exercise of new share acquisition rights:

(i) A person that has been allocated the new share acquisition rights (hereinafter referred to as the "Grantee" for the purpose of this Proposition No. 5) must be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(ii) Transfer, pledge, any other encumbrance or inheritance of the new share acquisition rights shall not be permitted.

(7) Limitation on the acquisition of the new share acquisition rights by assignment:

Approval of the Board of Directors of the Company shall be required for the acquisition of the new share acquisition rights by assignment.

(8) Provisions governing the redemption of the new share acquisition rights by the Company:

When the Grantee has become unable to exercise the new acquisition rights due to non-fulfillment of the conditions of (6) (i) above, or for any reason whatsoever, the Company may redeem such new share acquisition rights without compensation.

(9) Adjustment in the number of shares subject to the new share acquisition rights and the Exercise Price:

(i) If the stock of the Company has been split or consolidated following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (1) above and the number of shares of stock per new share acquisition right stipulated in (2) above shall be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding down fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT = NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR CONSOLIDATION RATIO

(ii) When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price stipulated in (4) above shall be adjusted according to the following formula, rounding up fractions of a yen resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of any new share acquisition rights or public offerings at a fair value.

Post-adjustment Exercise Price =

$$\text{Pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{price paid per newly issued share}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or consolidation following the issuance of the new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or consolidation, rounding up fractions of a yen resulting from the adjustment.
In addition to the above, if an adjustment of the Exercise Price is necessary, for example, if the Company merges with another company or conducts a spin-off, etc. following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

2. Value of new share acquisition rights as remuneration to the Directors:
The value of new share acquisition rights to be issued to the Directors as remuneration shall be calculated on the basis of the fair value of one share on the day of allocation multiplied by the total number of new share acquisition rights issued to serving Directors on the day of allocation (up to 12 Directors). The fair value of one new share acquisition right on the day of allocation shall be calculated using mathematical formulas commonly used for the calculation of the fair value of new share acquisition rights.

* * *

Proposition No. 6: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

The Company requests approval to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Directors up to an annual limit of 121 million yen so as to link the Company's performance and stock price more clearly to the remuneration of Directors, as well as to enhance the sharing of value with all of our shareholders. This amount of remuneration shall be established as remuneration to the Directors separate from the amount of Directors' compensation (up to 75 million yen monthly) approved by the 118th Ordinary General Meeting of Shareholders held on June 27, 1986. The Company will have 12 Directors to whom the new share acquisition rights will be issued, if Proposition No. 2 is approved as proposed. The new share acquisition rights to be issued shall be as set forth below.

1. The New Share Acquisition Rights

(1) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to the new share acquisition rights shall be 130,000 of the Company's common shares.

(2) Total number of new share acquisition rights to be issued:

The maximum total number of the new share acquisition rights to be issued shall be 1,300. (100 common shares for every new share acquisition right to be issued)

(3) The need for payment in consideration of the new share acquisition rights:

The new share acquisition rights shall be issued without consideration.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share that is issued upon the exercise of the new share acquisition rights (hereinafter referred to as "Exercise Price" for the purpose of this Proposition No.6) by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

(5) Term during which the new share acquisition rights can be exercised

10 years from the day following the day on which a person that has been allocated the new share acquisition rights (hereinafter referred to as the "Grantees" for the purpose of this Proposition No. 6) becomes neither a Director nor an Executive Officer of the Company.

(6) Conditions on exercise of the new share acquisition rights:

(i) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

(a) When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

(b) When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in writing, the form of which shall be specified by the Company.

(ii) Transfer, pledge or any other encumbrance of the new share acquisition rights shall not be permitted.

(iii) The legal heirs of the Grantee may inherit the new share acquisition rights of the Grantee. Such legal heir may exercise such rights inherited for only six months following the death of the Grantee.

(7) Limitation on the acquisition of the new share acquisition rights by assignment:

Approval of the Board of Directors of the Company shall be required for the acquisition of the new share acquisition rights by way of assignment.

(8) Provisions governing the redemption of the new share acquisition rights by the Company:

When the Grantee has fallen under the conditions of (6) (i) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

(9) Adjustment in the number of shares subject to the new share acquisition rights and the Exercise Price

(i) If the stock of the Company has been split or consolidated following the issuance of the new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (1) above and the number of shares of stock per new share acquisition right stipulated in (2) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to the new share acquisition rights that have not been exercised at the relevant point in time, rounding down fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT = NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR CONSOLIDATION RATIO

(ii) The Exercise Price shall not be adjusted even in case of the Company's issuance of new shares at a price below the market price, or a stock split or consolidation, following the issuance of the new share acquisition rights.

2. Value of new share acquisition rights as remuneration to the Directors:

The value of the new share acquisition rights to be issued to the Directors in the form of stock options for a stock-linked compensation plan shall be an economic value equivalent to the retirement bonus, which was abolished at the close of the 138th Ordinary General Meeting of Shareholders held on June 23, 2006, and the annual limit of such value is set at ¥121 million.

* * *

Guidance Notes on the Exercise of Voting Rights in Writing or by Electronic Means (the Internet etc.)

I. Exercise of Voting Rights in Writing

Please indicate your approval or disapproval of each agenda item on the enclosed form of the Proxy Card and then send it back so that it reaches our Registrar of Shareholders no later than 5:45 P.M. of Thursday, June 19, 2008.

II. Exercise of Voting Rights by Electronic Means (the Internet, etc.)

1. Exercise of Voting Rights through the Internet

(1) To exercise your voting rights through the Internet, you must use the following voting service website designated by the Company. Please note that you are also able to access and use the website for exercising voting rights through a cellular phone.

Voting service website: http://www.webdk.net

*The website can be accessed from mobile phones equipped with a barcode reader by scanning the QR code on the right with the mobile phone.
Please consult your mobile phone's user manual for further instructions.

(2) To exercise your voting rights through the Internet, please register your approval or disapproval of each proposition, by using the code and password for the exercise of voting rights indicated in the form of Proxy Card enclosed herewith and following the directions on the screen.

(3) The dial-up access fee to providers, telecommunications fee to telecommunications carriers and other fees for the usage of the website for exercising voting rights shall be borne by the shareholders.

(4) To exercise your voting rights through the Internet, you will need to have the following systems:

(i) Internet access;

(ii) Voting via personal computers:

Microsoft® Internet Explorer 5.5 SP2 or greater, or Netscape 6.2 or greater, as Internet browser software, and appropriate hardware to use the required Internet browser software mentioned above;

(iii) Voting via mobile phones:

Mobile phones with 128-bit SSL encryption (To ensure the security of your data transmission, the voting website for mobile phones can be accessed only from mobile phones with 128-bit SSL encryption capability. Please note the voting service is not available for mobile phones that do not support 128-bit SSL encryption.).

(Microsoft® is the trademark of Microsoft Corporation, registered in the United States and other countries. Netscape is the trademark of Netscape Communications Corporation, registered in the United States and other countries.)

2. Voting Platform for Institutional Investors

For management and trust banks or other nominee shareholders (including standing proxies), the Electronic Voting Platform operated by Investor Communication Japan, Inc. (ICJ, Inc.) , a joint venture instituted by Tokyo Stock Exchange, Inc., etc. is available as another online voting method for the Meeting, in addition to the method of voting through the Internet as described in 1. above, subject to the prior application for use to ICJ, Inc.

3. The Time Limit for Exercising Voting Rights by Electronic Means (the Internet, etc.)

Although it is acceptable to exercise voting rights through the Internet until 5:45 P.M., Thursday, June 19, 2008, please exercise your voting rights as early as possible to assist us with compiling the results of the voting.

III. Treatment of Voting Rights Exercised Repeatedly

1. If you exercise your voting rights both in writing and through the Internet, etc., we will only accept the exercise of your voting rights through the Internet, etc. as valid.
2. If you exercise your voting rights more than once through the Internet, etc., we will only accept the last exercise of your voting rights as valid.

Please call the following number if you have any questions relating to this guidance.
The Sumitomo Trust and Banking Company, Limited Stock Transfer Agency Department
Exclusive Line: 0120-186-417 (24-hour, toll free)
Request for Forms for Change in Address, etc.: 0120-175-417 (24-hour, toll free)
Other Inquiries: 0120-176-417 (9:00A.M.-5:00P.M. weekdays, toll free)

The following is an unofficial English translation of the Reports for the 140th Fiscal Year of Sumitomo Corporation (hereinafter referred to as the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this report relating to our future plans, targets, objectives, expectations, operations, performance and other developments, economic prospects, projections of revenue, income, earnings, expenditures or other financial results and intentions constitute forward-looking statements. The forward-looking statements can be identified by the use of words such as "believes," "expects," "anticipate," "should," "will," "would," "plan," "estimate," "potential," "goal," "outlook," "may," "predicts," "could," "seek," "intend," or the negative of those words and other comparable expressions. The forward-looking statements are based on management's current assumptions and expectations of future events, and are subject to a number of factors and uncertainties that may result in changes in circumstances. Actual results may differ materially from those the Company expected for a wide range of possible reasons, including general industry and market conditions, general international economic conditions and the risk factors identified in our public filings. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, events or performances. These forward-looking statements are made as of the date of this report and the Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

(Attachment to the Notice of Convocation of

the 140th Ordinary General Meeting of Shareholders)

REPORTS FOR THE 140TH FISCAL YEAR

April 1, 2007 through March 31, 2008

SUMITOMO CORPORATION

To All Shareholders,

We wish to express our sincere thanks for the exceptional favor you have always given us.
We have the pleasure of reporting to you the present status of the Sumitomo Corporation and its consolidated subsidiaries (hereinafter referred to as the "Sumitomo Corporation Group"), etc. for the 140th Fiscal Year (April 1, 2007, through March 31, 2008) as set forth below.

May 2008
Susumu Kato
President and CEO

TABLE OF CONTENTS

Business Report (April 1, 2007, through March 31, 2008)

I. Particulars Regarding the Status of the Sumitomo Corporation Group

1. Course of Operations and Operating Results

(1) Operating Economic Environment

On the international scene during the period under review (fiscal 2007 (April 1, 2007 to March 31, 2008)), while emerging market countries continued to grow at a rapid pace, international financial markets experienced some turbulence triggered by the United States subprime lending crisis, leading to an increasing sense of a slowdown in growth, particularly in the United States and other developed countries. In international commodity markets, prices of crude oil, nonferrous metals, grains and other goods remained in a high range, reflecting the effects of strong demand and geopolitical risks as well as unseasonable weather and looser monetary policy.

Domestically, capital investment by private businesses sustained its positive momentum. Exports also continued strong, particularly to East Asia, Europe and the Middle East, but the implementation of the revised Building Standard Law caused a sharp drop in residential investment, and the combination of higher prices for raw materials, appreciation of the yen and a falling stock market further dampened confidence in the economy. As a result, there was a sense that the expansion was decelerating as the end of fiscal 2007 approached.

(2) Course of Operations and Operating Results

(A) Overview and progress of the medium-term management plan, the GG Plan

In the period under review (fiscal 2007), Sumitomo Corporation launched its new medium-term (two-year) management plan, the GG Plan.[1] Our basic policy under this plan is to pursue further improvement of quality heading for a new stage of growth, and we have adopted two qualitative goals: (1) to establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses and (2) to improve management quality in pursuit of sustained growth. In addition, we have set the quantitative targets of achieving a risk-adjusted return ratio[2] of 15% or more and of earning a consolidated net income of ¥235 billion in both fiscal 2007 and fiscal 2008, for a 2 year total of ¥470 billion. In the first year of the plan, we reached our goals smoothly with a consolidated net income of ¥238.9 billion. In fiscal 2008 we expect to earn a consolidated net income of ¥243.0 billion.

(B) Actions taken to implement the GG Plan

During fiscal 2007 we strove to improve quality on a globally consolidated basis in four areas: earnings base, operations, group management and human resources and workstyles. We put into execution measures to foster new businesses that may serve as pillars of earnings in the future, strengthened our efforts to expand locally sourced businesses and provided company-wide support for the growth of core businesses. We also undertook rigorous and thorough selection and concentration of operations. Specific steps include the reorganization of our business units, reducing the number from 9 to 8, upgrading of our integrated monitoring process to promote the enhancement of each of our businesses and tightening our

[1] The "GG" of GG Plan refers to our aim to become a "great and growing" company, achieving both sustained growth and excellence.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

criteria for investment. In addition, we worked on further improving our management quality with measures including the improvement of our asset efficiency on a globally consolidated basis, strengthening of internal controls and the promotion of work-life balance.

At the same time, we restructured our strategic businesses across a broad range of fields. To cite some specific examples, we set forward joint businesses in leasing and auto leasing with the Sumitomo Mitsui Financial Group, Inc. Effective October 1, 2007, we implemented mergers between SMBC Leasing Company Limited and Sumisho Lease Co., Ltd., and between Sumisho Auto Leasing Corporation and SMBC Auto Leasing Company, Limited, forming Sumitomo Mitsui Finance and Leasing Company, Limited and Sumitomo Mitsui Auto Service Company, Limited, respectively. The leasing and auto leasing industries are becoming increasingly competitive, and by bringing together and fusing the two group's know-how, we will precisely respond to customer needs and build a business framework capable of providing diverse services.

The following are examples of the aggressive activities undertaken by our business units during fiscal 2007.

(i) Metal Products Business Unit

In the field of tubular products, we focused on responding to the oil and gas development market, which has been expanding as a result of the strong global demand for energy. In Brazil, we acquired an equity stake in a company established by the major French steel manufacturer Vallourec Group and Sumitomo Metal Industries, Ltd., carrying out integrated operations from blast furnace processing through production of seamless pipes. We also improved and strengthened our sales structure for these products. In addition, we acquired a controlling interest in the HOWCO Group, which is headquartered in Scotland and is the biggest company in the field of production and sales of metal parts for equipment used in oil and gas fields. By turning it into a consolidated subsidiary, we built a business framework to provide not only tubular products but also accessories and related services. In the area of automotive industry-related operations, together with the JBM Group, a major Indian auto parts maker and Japan's Nisshin Steel Co., Ltd., we established a joint venture to manufacture and sell steel tubes for automobiles in India to respond to the rapidly growing Indian market for automobiles. In the field of steel sheets, together with Japan's Fuji Heavy Industries Ltd. and China International Marine Containers (Group) Co., Ltd., China's largest manufacturer of containers and special-purpose motor vehicles, we established a company to manufacture and sell waste collection vehicles. Through this new company, we will offer high-quality vehicles with superior airtight seals to meet the anticipated growth in demand due to the strengthening of environmental protection measures in advance of the Beijing Olympics and the World Exposition 2010 in Shanghai.

(ii) Transportation & Construction Systems Business Unit

In our aircraft leasing business, we promoted the replacement of existing assets with more profitable ones and the diversification of our portfolio so as to hedge risks. We concluded an operating lease contract with Virgin America Inc. for two passenger aircrafts. We also devoted effort to developing our lease-mediating business so as to strengthen our earnings base. Working with ABX Air, Inc., of the United States, we arranged Japan's first "wet lease"[3] of 2 cargo aircraft for All Nippon Airways Co., Ltd. This was a new business made possible by deregulation allowing foreign operators to offer wet leases to Japanese airlines for international air freight services. In our overseas railway business, together with Hyundai Rotem Company, a major South Korean manufacturer of railway cars, we received an order from Tunisia's national railway (SNCFT) to supply a fleet of 76 new-model commuter railway cars. In Tunisia and elsewhere in North Africa, countries are pursuing plans for improving their railway networks to lessen traffic congestion and to ease the burden on the environment, and we aim to win additional contracts in this region. In our automotive business, we acquired a major stake in Ace

[3] A "wet lease" is a total leasing package for the supply of not just aircraft but also the crews, maintenance services and insurance coverage required to operate them.

Auto Lease Corporation, which is strong in leasing to individuals, and turned it into a subsidiary of our company. Through this acquisition, we expanded our business base and are also aiming to strengthen Ace Auto Lease's complementary relationship with Sumitomo Mitsui Auto Service, created through the merger on October 1 last year, so as to further improve the quality of our auto leasing business, which is a strategic field for us. In the construction equipment business, we expanded our earnings base in the areas of inspection, maintenance, and repairs pertaining to our sales operations by actively investing in facility and equipment in Canada, where there is strong demand in the area of resource and energy development.

(iii) Infrastructure Business Unit

In the field of electric power, we recorded strong performance in Indonesia, Vietnam and the Philippines, where economic growth has been fueling strong demand for power. We also completed construction of the Tanjung Bin coal-fired thermal power plant in Malaysia, one of the largest power plant construction projects in Southeast Asia, for which we received order in 2003. The construction period was the shortest in the world for a power plant project of this scale, and its successful completion won Sumitomo Corporation high marks for its project management know-how. In our environmental and energy-saving business, we participated in a district cooling business in the United Arab Emirates jointly with the National Central Cooling Co., a major UAE district cooling service provider, and Japan's Electric Power Development Co., Ltd. (J-Power). We hope to develop this business further in the Middle East, where rapid population growth has led to expansion in demand for district cooling and the efficiency and economy of such cooling is attracting attention. We have also continued to promote our environment-friendly power generation activities. In addition to receiving an order for GTCC[4] power generation units in Ukraine, we carried on the construction of geothermal power plants in Indonesia and New Zealand. In the strategic business field of overseas telecommunications, together with KT Corporation, South Korea's biggest integrated communications provider, we acquired equity stakes in Uzbekistan's JV East Telecom LLC, a telecommunication backbone operator,[5] and Super iMAX LLC, a wireless broadband operator. We are applying the know-how regarding the telecommunication business that we have built up in other countries to the growing market for telecommunication services in Uzbekistan.

(iv) Media, Network & Lifestyle Retail Business Unit

In our media business, as part of our strategic reorganization, we divided Jupiter TV Co., Ltd., into a TV programming and content provider business and a TV shopping business. Jupiter Telecommunications Co., Ltd., Japan's biggest cable TV company, absorbed the TV programming and content provider, becoming an integrated cable TV operator which collectively handles contents from production and acquisition to distribution. Through this absorption, we created a business framework capable of supplying attractive and high-quality contents and expanded our earnings base. As for the TV shopping business, we carried out a stock swap by which we made Jupiter Shop Channel Co., Ltd., which is the biggest company in this field, into an indirect subsidiary. We will promote our retail business on a multi-channel basis, using TV sales in addition to our existing operations through stores, the Internet and other channels. In our lifestyle retail business, we expanded our portfolio of brand related businesses with measures including the acquisition of NARACAMICIE Co., Ltd., which imports and sells luxury brand ladies' apparel from Italy. In our network business, Sumisho Computer Systems Corporation strengthened its business framework for providing integrated IT solutions and promoted various management reforms, resulting in increased profitability and solid performance.

[4] "GTCC" is short for Gas Turbine Combined-Cycle (power generation). A gas turbine generates electricity, and high-temperature exhaust from the gas turbine drives a steam turbine, again producing electricity. This configuration makes it possible to save energy and reduce emissions of carbon dioxide, thereby contributing to environmental conservation.

[5] This wireless backbone operator owns the optical fiber backbone linking the major cities in Uzbekistan. It leases lines to mobile phone companies and Internet service providers, and it offers ordinary phone and data transmission services primarily to businesses.

(v) Chemical & Electronics Business Unit

In the field of emissions credit related businesses which contributes to the prevention of global warming, we promoted a project to collect methane, a greenhouse gas, from the drain water discharged from a plant of PT Budi Acid Jaya Tbk, a manufacturer of tapioca starch in Indonesia. We received United Nations registration in the form of approval as a CDM project.[6] The collected methane is used to generate electric power, thereby also reducing consumption of fossil fuels, contributing greatly to environmental conservation. In the electronics field, we expanded the territory of our electronics manufacturing services, from Asia where we had already been operating, to North America, where we launched full-fledged printed circuit board mounting operations for flat-panel televisions. In the field of life sciences, we promoted the expansion of our agricultural chemicals business base, one of our core businesses, and devoted efforts to strengthen our sales network to end users. We established an agricultural chemical sales company in Russia, making a full-scale entry into the agricultural chemicals market there, which has been expanding dramatically as a result of its economic growth. In Australia, we expanded the sales network for the products we offer by acquiring an equity stake in the agricultural chemical sales subsidiary of the major Italian agricultural chemical manufacturer, Sipcam S.p.A.

(vi) Mineral Resources & Energy Business Unit

Our aggressive business activities include investing in upstream mineral resource interests, a priority field for us. In the area of nonferrous metal mine development, we went ahead regarding a large-scale project in Madagascar which comprehensively encompasses mining, processing and refining of nickel. Together with partners including Sherritt International Corporation of Canada and Korea Resources Corporation of South Korea, we reached a financing agreement with a syndicate of international lenders, including government and private-sector financial institutions and launched development construction. Production began in the silver-zinc-lead mining project in Bolivia. We have been working on this project jointly with Apex Silver Mines Limited of the United States and is one of the largest projects of its type in the world. In addition, anticipating the importance of nuclear power generation to increase in connection with concerns over global warming and the sharp rise in the price of crude oil, we joined Canada's Strathmore Minerals Corporation in conducting a feasibility study for a new uranium deposit development project in the state of New Mexico, United States. In Kazakhstan, we began test production under the uranium mining project that we are promoting together with its national nuclear power company and Japan's The Kansai Electric Power Co., Inc. We also invested additional capital in the holding company that owns the controlling rights of Assmang Limited, a South African mining company with deposits of high-quality iron ore, manganese ore and chrome ore. In the field of clean energy, we concluded a large-scale, long-term contract for the supply of silicon materials to Europe and Asia for use in solar batteries. We also invested in China's Solargiga Energy Holdings Limited, a major producer of silicon materials, and entered into a strategic partnership with this company. In the petroleum business, we reached an agreement with Petróleo Brasileiro S.A., Brazil's national petroleum company, regarding the joint operation of Nansei Sekiyu K.K., a refining company in Okinawa in which we have an equity stake. In the future, by upgrading this company's refinery facilities, we will aim to make it possible to process competitively priced Brazilian heavy crude oil and raise its capacity utilization so as to meet demand within the Okinawa prefecture and also to export to other Asian markets, where demand is running strong.

(vii) General Products & Real Estate Business Unit

In our food business, we merged Nittoh Bion Co., Ltd. and Sumisho Nosan Co., Ltd., companies manufacturing and selling fertilizers, and started operations as Summit Agri-Business Corporation in April last year. By combining the two companies' product lines and sales networks, we established a framework for meeting diverse customers' needs and achieved increased manufacturing and logistical

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[6] CDM is short for Clean Development Mechanism. It is a system under which developed countries implement projects to reduce greenhouse gas emissions in developing countries and can count the reductions against their own greenhouse gas reduction commitments.

efficiency, thereby gaining greater competitive strength. In the field of materials and supplies, we invested additional capital in OAO Terneyles, Russia's biggest integrated forestry company. Since the Russian government's decision to increase export tariffs on raw timber will effectively ban exports of the same starting in 2009, Terneyles will expand its lumber processing operations, and has already started to develop the necessary production facilities. In the field of construction and real estate, we entered into a comprehensive partnership agreement with GIC Real Estate Pte Ltd, a real estate investment corporation owned by the government of Singapore, under which we will jointly invest around ¥150 billion in commercial facilities within Japan over a period of 2 years. We are using our know-how and network to find promising targets for investment and by increasing their value through effective development, operation, and management, we aim to earn profits on a long-term basis. One such target is Mikage Classe, a large-scale commercial facility centering on a branch of the Hanshin Department Store and gathering various boutiques and specialty shops. This facility was developed as a locally based project on a site adjacent to the Hanshin Mikage Station in Kobe and opened in March this year. The high-rise condominium Mikage Tower Residence is currently under construction on a neighboring site, with units scheduled to go on sale next fiscal year. In addition, THE TOKYO TOWERS, a high-rise condominium complex that we developed in Kachidoki, Chuo-ku, Tokyo, jointly with Orix Real Estate Corporation and Tokyu Land Corporation, was completed this January. It has won high marks particularly for its central location and the convenience of its facilities including, a supermarket and a medical and dental clinic.

(viii) Financial & Logistics Business Unit

In the financial business, we acquired Gallia Plus Corporation, which provides financing through receivables-backed loans in response to the increased demand for loans to small and midsize enterprises due to the credit crunch in financial markets. The company's distinctive service is covered by a business model patent. We are steadily expanding the scale of this business by providing the company our own store of know-how in the area of credit risk assessment. We also established SCM Securities Co., Ltd., a company with securities business registrations as required in Japan to conduct sales, solicitation, and investment activities regarding financial commodities under the new Financial Instruments and Exchange Law. Through this company, we will further enhance our planning and sales abilities to provide financial commodities matching investors' needs. In the logistics business, we established an integrated automobile logistics company in China, which handles everything from auto parts to finished vehicles, including carriage within assembly plants. The company is offering high-quality services in the fast-growing Chinese auto market, drawing on the know-how we acquired through our previously established logistics companies in China. We also started to offer regularly scheduled land transportation services linking Vietnam and South China (the Huanan region). This regular service offers faster delivery than by sea, and we are working to develop demand among Japanese enterprises with dispersed operations in both countries. Also in Vietnam, sales of lots in the third-phase development zone of our Thang Long Industrial Park have been proceeding apace, and in view of the prospect for continued expansion of investment to this country, we are now developing Thang Long Industrial Park II.

(C) Initiatives for Environmental Conservation

We have actively been involved in various environment-related businesses in order to contribute to environmental conservation through our business activities. During fiscal 2007, in addition to the environment-related businesses mentioned above, we worked on the business of manufacturing wind power generation towers in the United States and on a wind power generation project in China. We also established a GHG (greenhouse gas) Reduction Projects Task Force within the company, building a framework for the strategic and efficient development of activities in this field. We received United Nations registration as CDM projects both for the methane collection project in Indonesia mentioned above and for a hydroelectric power generation project in China. We also received the requisite approval from the Japanese government to seek CDM registration for seven additional projects, including one in India to reduce greenhouse gas emissions by breaking down CFC substitutes.

(D) Contributions to Society

Alongside our fundamental stance of contributing to society through sound business activities, we have continued to implement various philanthropic activities, including overseas scholarship programs to support students in other Asian countries and elsewhere and support for the activities of the Junior Philharmonic Orchestra in Japan. We also included both Japanese-language subtitles and "burned-in" audio description[7] for barrier-free screening of the films *Our Mother* and *Best Wishes for Tomorrow*, in which we invested. In addition, we contributed to the development of human resources in China and Vietnam. In China, we launched a series of sponsored lectures at Tsinghua University in Beijing on the theme of "International Economic Cooperation and Policy Studies," and in Vietnam we reached agreement with the Ministry of Education and Training on the opening of a sponsored lecture series for Vietnamese students about the "Management of a Global Corporation."

(E) Operating Results and Financial Status

(i) Operating results

The consolidated total trading transactions[8] for the fiscal year ended March 31, 2008 amounted to 11,484.6 billion yen representing 9.1% growth from the previous year. Gross profit increased by 76.9 billion yen to 934.5 billion yen from the previous year.

Selling, general and administrative expenses increased by the expansion of business activities at subsidiaries.

As a result, operating income increased by 14.4 billion yen to 254.1 billion yen.

Equity in earnings of associated companies decreased by 13.4 billion yen to 56.9 billion yen. Although copper business in Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) and the Americas contributed we recognized 22.1 billion yen of hedge[9] evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

As a result, net income totaled 238.9 billion yen, an increase of 27.9 billion yen representing 13.2% growth from the previous year.

<Net income by segments>

Metal Products Business Unit posted 29.2 billion yen, an increase of 2.9 billion yen from the previous year. Steel service center operations and steel plates business showed strong performance.

Transportation & Construction Systems Business Unit posted 41.6 billion yen, up 14.9 billion yen. Strong performance in automobile, construction equipment mainly in Europe and ship-related businesses contributed to the increase in addition to capital gain due to merger of auto leasing operation.

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[7] Burning an audio description (narration in the intervals between the dialogue and other sounds that turns the visual content into words) into the film makes it possible to screen the film including the description in any theater without having to use a narrator or special equipment.

[8] Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent.

[9] The hedge transactions are one of the conditions for the project finance and fix a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into the project, we recognized evaluation losses of 22.1 billion yen, or 13.1 billion yen after tax, for the year ended March 31, 2008 at the end of this period. As hedge accounting is not applicable to this transaction, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

Infrastructure Business Unit posted 18.9 billion yen, an increase of 2.4 billion yen, due to the strong performances in IPP[10] businesses mainly in Asia.

Media, Network & Lifestyle Retail Business Unit posted in 13.8 billion yen, an increase of 1.3 billion yen, due to Jupiter Shop Channel Co., Ltd (SC Media & Commerce Inc.), which was newly consolidated, in addition to gain from exchange of shares for business restructuring of Jupiter TV.

Chemical & Electronics Business Unit resulted in 4.7 billion yen, down 3.1 billion yen, because Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., decreased its net income due to market downturn.

Mineral Resources & Energy Business Unit resulted 32.0 billion yen, a decrease of 1.1 billion yen. Although copper business in the Nusa Tenggara Mining Corporation and Americas contributed to the increase, we recognized 22.1 billion yen of hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia, which were partly offset by capital gains.

General Products & Real Estate Business Unit posted 19.5 billion yen, up 2.3 billion yen. Strong performance in condominium sales in Tokyo metropolitan area contributed to the increase.

Financial & Logistics Business Unit resulted in 5.1 billion yen, a decrease of 0.8 billion yen due to the decreased earnings in commodity trading business. Domestic Regional Business Units and Offices posted 9.0 billion yen, up 2.0 billion yen. This was mainly due to the strong performance in the metal products trading.

Overseas Subsidiaries and Branches posted 45.6 billion yen, an increase of 2.4 billion yen due to strong performance in business in Europe and Asia.

(ii) Financial status

<Total assets, liabilities, and shareholders' equity>

Total assets decreased by 859.1 billion yen to 7,571.4 billion yen from March 31, 2007, due to making Sumitomo Mitsui Finance & Leasing Co., Ltd., an associated company from a subsidiary and decrease of unrealized holding gains on marketable securities. On the other hand, assets increased through new consolidation of Sumitomo Mitsui Auto Service Co., Ltd. and other companies.

Interest-bearing liabilities (gross) were 3,709.7 billion yen, up 354.2 billion yen. Interest-bearing liabilities (net) were 3,247.6 billion yen, an increase of 334.3 billion yen.

Shareholders' equity amounted to 1,492.7 billion yen, improved by 19.6 billion yen, due to the increases in retained earnings. Shareholders' equity ratio was 19.7%, up 2.2 points from the end of previous year.

<Cash flows>

Net cash provided by operating activities was 320.7 billion yen as a result of strong business performances in each segment.

Net cash used in investing activities was 299.8 billion yen, mainly due to the enhancement of core businesses including the expansion of leasing business. Accordingly, free cash flow, calculated as net cash provided by operating activities plus net cash used in investing activities, was 20.8 billion yen inflow.

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[10] "IPP" is short for "Independent Power Producer."

Net cash provided by financing activities was 12.7 billion yen. As a result, cash and cash equivalents as of March 31, 2008 increased by 20.0 billion yen to 456.8 billion yen from March 31, 2007.

(iii) Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

The annual dividend for fiscal year 2007 will be 38 yen per share (the interim dividend: 18 yen per share, the year-end ordinary dividend: 20 yen per share), which was 33 yen per share in the previous year.

Based on our consolidated net income target of 243.0 billion yen for fiscal year 2008, the annual dividend is planned to be 38 yen per share (the interim dividend: 19 yen per share, the year-end ordinary dividend: 19 yen per share).

2. Management Challenges

(1) Economic Prospects

The global economy is expected to continue its high growth, led by China and other emerging market countries. However, due in part to vigilance against a global credit contraction resulting from the United States subprime lending crisis, uncertainty about the future outlook is rising, and the positive momentum of growth may lessen. We also still face the risks of the United States' recession, further increases in the price of crude oil and the destabilization of international financial markets including the depreciation of the dollar and stock market declines.

In Japan, we expect to see a recovery in domestic demand powered by a pickup in residential investment, along with continued growth in exports, particularly to East Asia, Europe, and the Middle East, but there is concern over the possible impact from the emergence of the risks noted above.

(2) Management Challenges

We have positioned the GG Plan as a phase to strengthen the accomplishments of the reform process since fiscal year 1999 and to head towards a new stage of development. We will rigorously strengthen and expand our core businesses and establish a truly solid earnings base. We will improve our management quality and thoroughly firm up our footing so as to ensure sustained growth. We will continue leveraging the integrated corporate strength of the Sumitomo Corporation Group and move ahead towards the sound achievement of our goals under the GG Plan.

The social and economic environment in which we operate seems likely to continue changing rapidly. We will respond attentively and accurately to these changes. We take these changes as chances and by leveraging our integrated corporate strength to the utmost, we will tie these changes to sustained growth and development and aim to contribute broadly to society. We will raise our corporate value further by solidifying our relationship of trust with our shareholders and all of our stakeholders.

We sincerely request the ongoing support of all our shareholders.

3. Trend of Financial Status and Profit and Loss

[Prepared on the basis of accounting principals generally accepted in the United States of America]

(1) Trend of Financial Status and Profit and Loss

	137th year (2004)	138th year (2005)	139th year (2006)	140th year (2007)
Gross profit (billions of yen)	563.1	706.6	857.7	934.5
Net income (billions of yen)	85.1	160.2	211.0	238.9
Net income per share (yen)	72.83	130.18	169.93	192.51
Total assets (billions of yen)	5,533.1	6,711.9	8,430.5	7,571.4
Total shareholders' equity (billions of yen)	934.9	1,304.0	1,473.1	1,492.7
Shareholders' equity per share (yen)	776.61	1,047.88	1,192.35	1,194.20
Shareholders' equity ratio (%)	16.9	19.4	17.5	19.7
Interest-bearing liabilities (net) (billions of yen)	2,376.0	2,622.2	2,913.3	3,247.6
Debt-equity ratio (net) (times)	2.5	2.0	2.0	2.2
Total trading transactions (billions of yen)	9,898.6	10,336.3	10,528.3	11,484.6

Notes: 1. Interest-bearing liabilities (net) excludes cash and cash equivalents and time deposits from interest-bearing liabilities.
2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.



Gross profit
(billions of yen)
1,000
800
600
400
200
0
137th year
138th year
139th year
140th year



Net income
(billions of yen)
250
200
150
100
50
0
137th year
138th year
139th year
140th year



Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
1,500
1,200
900
600
300
0
20
16
12
8
4
0
137th year
138th year
139th year
140th year
Total shareholders' equity
Shareholders' equity ratio



Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
4.0
3.0
2.0
1.0
0.0
137th year
138th year
139th year
140th year
Interest-bearing liabilities (net)
Debt-equity ratio (net)

(2)Segment Information (Condensed)

For the years ended March 31, 2008 and 2007

Operating segments:

2008:

Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	80,259	¥	29,237	¥	755,525	¥	1,885,768
Transportation & Construction Systems		157,670		41,567		1,604,917		1,815,107
Infrastructure		40,960		18,916		478,782		351,347
Media, Network & Lifestyle Retail		168,675		13,791		675,640		589,091
Chemical & Electronics		46,019		4,670		352,770		1,099,882
Mineral Resources & Energy		47,985		31,980		760,426		2,707,705
General Products & Real Estate		121,964		19,541		742,039		876,070
Financial & Logistics		31,838		5,093		449,488		90,534
Domestic Regional Business Units and Offices		43,725		8,953		480,052		1,138,282
Overseas Subsidiaries and Branches		200,753		45,646		1,000,685		2,159,170
Segment Total		939,848		219,394		7,300,324		12,712,956
Corporate and Eliminations		(5,306)		19,534		271,075		(1,228,371)
Consolidated	¥	934,542	¥	238,928	¥	7,571,399	¥	11,484,585

2007:

Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	77,624	¥	26,331	¥	799,211	¥	1,756,350
Transportation & Construction Systems		134,573		26,717		1,140,692		1,751,363
Infrastructure		38,259		16,503		472,603		326,320
Media, Network & Lifestyle Retail		126,097		12,522		513,927		465,594
Chemical & Electronics		47,925		7,789		390,521		1,050,879
Mineral Resources & Energy		48,069		33,126		726,421		2,007,528
General Products & Real Estate		118,105		17,194		741,721		868,599
Financial & Logistics		29,154		5,864		430,059		170,568
Domestic Regional Business Units and Offices		41,711		6,989		508,777		1,115,767
Overseas Subsidiaries and Branches		226,436		43,208		1,035,653		2,055,666
Segment Total		887,953		196,243		6,759,585		11,568,634
Corporate and Eliminations		(30,264)		14,761		1,670,892		(1,040,357)
Consolidated	¥	857,689	¥	211,004	¥	8,430,477	¥	10,528,277

Notes:

1. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

2. We have reorganizad our 9 Business Units to 8 on April 1, 2007. Accordingly, we have changed the operating segments from this fiscal year and the operating segment information of the same period of the previous year have also been reclassified.

4. Principal Lines of Business (As of March 31, 2008)

Through its worldwide network, the Sumitomo Corporation Group engages in diverse business activities in a wide variety of fields, such as metal products, transportation and construction systems, infrastructure, media, network and lifestyle retail, chemical and electronics, mineral resources and energy, general products and real estate, and finance and logistics. These activities include engaging in domestic and overseas transactions, import and export of various goods and commodities, providing wide range of services and investing in businesses.

5. Status of Principal Operating Locations and Work Force (As of March 31, 2008)

(1) Status of Operating Locations

(A) Domestic

The Company's Head Office	Chuo-ku, Tokyo	
The Company's Regional Business Units	3 units	Chubu (Nagoya), Kansai (Osaka), Kyushu Okinawa (Fukuoka)
The Company's Regional Main Offices	3 offices	Hokkaido (Sapporo), Tohoku (Sendai), Chugoku (Hiroshima)
The Company's Branch Offices	8 offices	Ibaraki (Kashima), Shizuoka, Hamamatsu, Kyoto, Shikoku (Takamatsu), Niihama, Nagasaki, Okinawa (Naha)

Notes: 1. In addition to the above, there are 2 sub-branch offices of the Company.

2. We have closed the Ibaraki Branch Office after the close of business on March 31, 2008.

The Company's Domestic Incorporated Subsidiaries	3 subsidiaries	Sumitomo Corporation Hokkaido Co., Ltd., Sumitomo Corporation Tohoku Co., Ltd., Sumitomo Corporation Kyushu Co., Ltd.

Note: There are 10 head, branch or other offices of these 3 domestic incorporated subsidiaries of the Company.

(B) Overseas

The Company's Branch Offices	3 offices	Manila, Kuala Lumpur, Johannesburg

Note: In addition to the above, there are 46 overseas representative offices of the Company.

The Company's Overseas Locally-incorporated Subsidiaries:		
Asia	17 subsidiaries	Sumitomo Corporation (China) Holding Ltd., Sumitomo Corporation (Shanghai) Limited Sumitomo Corporation (Singapore) Pte. Ltd., etc.
Europe / CIS	9 subsidiaries	Sumitomo Corporation Europe Holding Limited (UK), Sumitomo Corporation Europe Limited (UK), Sumitomo Deutschland GmbH, etc.
North America	2 subsidiaries	Sumitomo Corporation of America, Sumitomo Canada Limited
Central and South America	8 subsidiaries	Sumitomo Corporation do Brasil S.A., Sumitomo Corporation de Mexico S.A. de C.V., Sumitomo Corporation (Chile) Limitada, etc.
Middle East and Africa	3 subsidiaries	Sumitomo Corporation Dis Ticaret A.S., Sumitomo Corporation Iran, Ltd., Sumitomo Corporation M.E., FZ-LLC (UAE)
Oceania	1 subsidiary	Sumitomo Australia Limited
Total	40 subsidiaries	

Notes: 1. There are 71 head, branch or other offices of these 40 overseas locally-incorporated subsidiaries of the Company.

2. On April 1, 2008, based on our overseas locally-incorporated subsidiary, Sumitomo Corporation (Singapore) Pte. Ltd., Sumitomo Corporation Asia Pte. Ltd. was established as a regional head office Company for Southeast and Southwest Asia.

(2) Status of Work Force

(A) Number of employees of the Sumitomo Corporation Group

Name of Operating Segment	Number of employees
Metal Products	5,203
Transportation & Construction Systems	15,484
Infrastructure	1,178
Media, Network & Lifestyle Retail	8,170
Chemical & Electronics	3,052
Mineral Resources & Energy	1,481
General Products & Real Estate	14,523
Financial & Logistics	1,719
Domestic Regional Business Units and Offices	1,978
Overseas Subsidiaries and Branches	14,837
Others	1,008
Total	68,633 (increase of 7,143 compared with the end of the prior fiscal year)

(B) Number of employees of the Company

Total 4,795 (increase of 78 compared with the end of the prior fiscal year)

Note: In addition to the above, the number of employees hired by the Company overseas is 548.

6. Status of Important Subsidiaries

(1) Status of consolidated subsidiaries and other associated companies

	137th year (Fiscal 2004)	138th year (Fiscal 2005)	139th year (Fiscal 2006)	140th year (Fiscal 2007)
Number of consolidated subsidiaries	606	626	649	601
Number of associated companies	230	249	249	232

(2) Status of major consolidated subsidiaries and associated companies, etc.

Segment	Company Name		Major Lines of Business
Metal Products	Asian Steel Company Ltd.	(C)	Steel service center in Southeast Asia
	Sumisho Metalex Corporation	(C)	Sale of non-ferrous metal products
Transportation & Construction	Sumitomo Mitsui Auto Service Company, Limited	(C)	Leasing of automobiles and automobile-related goods
	PT. Oto Multiartha	(C)	Automobile leasing and financing operations in Indonesia
Infrastructure	Perennial Power Holdings, Inc.	(C)	Development, ownership and management of power plants in the U.S.
Media, Network & Lifestyle Retail	Sumisho Computer Systems Corporation	(C)	System integration, sales of software and hardware and information processing services
	Jupiter Telecommunications Co., Ltd.	(-)	Integrated cable TV operation and management of TV programming and content providing business for multi-channel broadcasting
Chemical & Electronics	Cantex Inc.	(C)	Manufacture and sales of polyvinyl chloride pipes in the U.S.
Mineral Resources & Energy	Sumisho Coal Australia Pty Ltd.	(C)	Investment in coal mines in Australia
	LNG Japan Corporation	(A)	Natural gas exploration, development, production, liquefaction, transport, sales and other related businesses
General Products & Real Estate	Shinko Sugar Co., Ltd.	(C)	Manufacture and sales of refined, crystallized and liquid sugar
	TBC Corporation	(C)	Distribution and retailing of tires in the U.S.
Financial & Logistics	Bluewell Corporation	(C)	Life and non-life insurance agency business
Overseas Subsidiaries and Branches	Sumitomo Corporation of America	(C)	Export, import and wholesale
	Sumitomo Corporation Europe Holding Limited	(C)	Holding company of European subsidiaries
Corporate	Sumitomo Mitsui Finance and Leasing Company, Limited	(A)	Leasing Business

Notes: 1. (C) and (A) stand for "consolidated subsidiaries" and "associated companies," respectively. Jupiter Telecommunications Co., Ltd. is a subsidiary of LGI/Sumisho Super Media, LLC which is an associated company of Sumitomo Corporation.

2. On October 1, 2007, Sumisho Auto Leasing Corporation merged with SMBC Auto Leasing Company and changed its company name to Sumitomo Mitsui Auto Service Company, Limited.

3. On October 1, 2007, Sumisho Lease Co., Ltd. merged with SMBC Leasing Company Limited and became an associated company from a consolidated subsidiary and concurrently changed its company name to Sumitomo Mitsui Finance and Leasing Company.

7. Principal Lenders and Loans Payable (As of March 31, 2008)

Name of Lender	Loans Payable (in millions of yen)
Sumitomo Life Insurance Co.	172,000
Meiji Yasuda Life Insurance Co.	165,000
Nippon Life Insurance Co.	151,000
Sumitomo Mitsui Banking Corporation	114,805
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	105,952
The Dai-Ichi Mutual Life Insurance Co.	98,000
The Sumitomo Trust & Banking Co., Ltd.	95,019
Mizuho Corporate Bank, Ltd.	85,633
Japan Bank for International Cooperation	68,176
National Mutual Insurance Federation of Agricultural Cooperatives	67,000
Others	853,612
Total of Loans Payable by the Company	1,976,197
Total of Loans Payable by Consolidated Subsidiaries	888,558
Total of Consolidated Loans Payable	2,864,755

Note: "Others" includes syndicate loans of a total of 140,000 million yen which were arranged by Sumitomo Mitsui Banking Corporation/Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation/The Bank of Tokyo-Mitsubishi UFJ, Ltd., respectively.

8. Status of Fund Raising, etc.[11]

• Status of Fund Raising

With respect to fund raising, in addition to using means such as long-term and short-term borrowing and the issuance of commercial paper, the Sumitomo Corporation Group has been issuing unsecured debentures as follows:

(a) By the Company

June 2007	Thirty-fourth series unsecured debentures; 10 billion yen: due June 2017, interest rate 1.98% p.a.
July 2007	Thirty-fifth series unsecured debentures; 10 billion yen: due July 2014, interest rate 1.83% p.a.
July 2007	Thirty-sixth series unsecured debentures; 10 billion yen: due July 2019, interest rate 2.21% p.a.

(b) By the Consolidated Subsidiaries

Unsecured debentures; 110 billion yen (approximate) in accordance with the Euro MTN Program established jointly by Sumitomo Corporation Capital Europe plc (England), Sumitomo Corporation Capital Netherlands B.V. (Netherlands), Sumitomo Corporation of America and Sumitomo Corporation Asia Pte. Ltd. (Singapore)

[11] In accordance with Article 120, Section 1, Clause 5 of the Enforcement Regulations promulgated under the Company Law, the Company shall provide the status of significant fund raising, corporate spending on equipment and facilities, etc., but since the Company does not have other significant items to report regarding this clause, the following information is only regarding the status of fund raising.

II. Particulars Regarding the Shares of the Company (As of March 31, 2008)

1. Number of Shares Authorized for Issuance	2,000,000,000	shares
2. Number of Issued Shares	1,250,602,867	shares
3. Number of Shareholders	110,514	persons
4. Number of Shares in One Voting Unit	100	shares

5. Major Shareholders

Name of Shareholder	Ownership of shares of the Company	
	Number of shares (thousand shares)	Shareholding ratio (%)
Japan Trustee Services Bank, Ltd. (trust account)	82,274	6.58
The Master Trust Bank of Japan, Ltd. (trust account)	77,727	6.22
Liberty Programming Japan, Inc.	45,652	3.65
Mitsui Sumitomo Insurance Co., Ltd.	33,227	2.66
Sumitomo Life Insurance Co.	30,856	2.47
Japan Trustee Services Bank, Ltd. (trust account 4)	30,611	2.45
Sumitomo Metal Industries, Ltd.	18,243	1.46
The Dai-Ichi Mutual Life Insurance Co.	17,889	1.43
Nippon Life Insurance Co.	16,532	1.32
State Street Bank and Trust Company 505103	14,824	1.19

Notes:1. Resona Bank, Ltd., The Sumitomo Trust & Banking Co., Ltd. and Chuo Mitsui Trust Holdings, Inc. each owns an interest in Japan Trustee Services Bank, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

2. Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Co., Meiji Yasuda Life Insurance Co. and The Norinchukin Trust and Banking Co., Ltd. each owns an interest in The Master Trust Bank of Japan, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

3. State Street Bank and Trust Company are custodians of shares owned primarily by institutional investors in Europe and the United States, and they are registered as the shareholders for such institutional investors.

6. Other Important Matters Regarding the Shares of the Company

In course of converting SC Media & Commerce Inc. (formerly known as Jupiter TV Co., Ltd.) the Company's wholly owned subsidiary through a share exchange, the Company acquired its own shares (common shares) as set forth below, so as to allocate and issue the same to SC Media & Commerce Inc.'s shareholders, other than the Company itself. Such share exchange was executed on July 3, 2007, and 45,652,043 common shares of the Company were allocated and issued to Liberty Programming Japan, Inc. In addition, the Company executed a share exchange on July 1, 2007 so as to convert Sumisho Lease Co., Ltd. into a wholly owned subsidiary, but instead of allocating and issuing the Company's own shares, the Company paid out cash.

Date of Acquisition	Acquired Shares	Method of Acquisition
May 23, 2007	30,929,300 shares	Utilizing the Nagoya Stock Exchange Treasury Share Off-Floor Purchase System
June 4, 2007	14,722,810 shares	Negotiation transaction with Sumisho Lease Co., Ltd. by market price

III. Particulars Regarding the New Share Acquisition Rights, etc. of the Company

1. New Share Acquisition Rights Held by the Company's Directors or Corporate Auditors as of the Final Day of the Fiscal Year (March 31, 2008)[12]

(1) The Third New Share Acquisition Rights (Issued on July 30, 2004)

(A) Status of rights held by the Company's Directors

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Directors	0 person	0 rights	-

Notes: 1. The Company will issue 1,000 common shares for each new share acquisition right to the person exercising the right.
2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.
3. In addition to the above, 2 Executive Officers (excluding those who are Directors concurrently) hold 3 rights and 2 employees (Corporate Officers under the Company's qualification system) hold 2 rights.

(B) Issuing price Issued without consideration
(C) Exercise price 873 yen per share
(D) Exercise period From April 1, 2005 to June 30, 2009

(2) The Fourth New Share Acquisition Rights (Issued on July 29, 2005)

(A) Status of rights held by the Company's Directors

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Directors	1 person	10 rights	10,000 common shares

Notes: 1. The Company will issue 1,000 common shares for each new share acquisition right to the person exercising the right.
2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.
3. In addition to the above, 6 Executive Officers (excluding those who are Directors concurrently) hold 15 rights and 11 employees (Corporate Officers under the Company's qualification system) hold 11 rights.

(B) Issuing price Issued without consideration
(C) Exercise price 948 yen per share
(D) Exercise period From April 1, 2006 to June 30, 2010

[12] In accordance with Article 123, Clause 1 of the Enforcement Regulations promulgated under the Company Law, the Company shall provide particulars regarding the new share acquisition rights held by the Company's Directors or Corporate Auditors in the Business Report (if any). The Company has never issued such new share acquisition rights to its Corporate Auditors and the following information is only regarding the rights held by the Directors.

(3) The Fifth New Share Acquisition Rights (Issued on July 31, 2006)

(A) Status of rights held by the Company's Directors

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Directors	12 persons	56 rights	56,000 common shares

Notes: 1. The Company will issue 1,000 common shares for each new share acquisition right to the person exercising the right.
2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.
3. In addition to the above, 27 Executive Officers (excluding those who are Directors concurrently) hold 71 rights and 28 employees (Corporate Officers under the Company's qualification system) hold 28 rights.

(B) Issuing price Issued without consideration

(C) Exercise price 1,624 yen per share

(D) Exercise period From April 1, 2007 to June 30, 2011

(4) The First New Share Acquisition Rights (as Stock Linked Compensation) (Issued on July 31, 2006)

(A) Status of rights held by the Company's Directors

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Directors	11 persons	55 rights	55,000 common shares

Notes: 1. The Company will issue 1,000 common shares for each new share acquisition right to the person exercising the right.
2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.
3. In addition to the above, 15 Executive Officers (excluding those who are Directors concurrently) hold 32 rights.

(B) Issuing price Issued without consideration

(C) Exercise price 1 yen per share

(D) Exercise period 10 years from the day following the day on which the person allocated the new share acquisition right becomes neither a Director nor an Executive Officer

(5) The Sixth New Share Acquisition Rights (Issued on July 31, 2007)

(A) Status of rights held by the Company's Directors

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Directors	12 persons	670 rights	67,000 common shares

Notes: 1. The Company will issue 100 common shares for each new share acquisition right to the person exercising the right.

2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.

3. In addition to the above, 27 Executive Officers (excluding those who are Directors concurrently) hold 830 rights and 40 employees (Corporate Officers under the Company's qualification system) hold 400 rights.

(B) Issuing price Issued without consideration

(C) Exercise price 2,415 yen per share

(D) Exercise period From April 1, 2008 to June 30, 2012

(6) The Second New Share Acquisition Rights (as Stock Linked Compensation) (Issued on July 31, 2007)

(A) Status of rights held by the Company's Directors

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Directors	12 persons	537 rights	53,700 common shares

Notes: 1. The Company will issue 100 common shares for each new share acquisition right to the person exercising the right.

2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.

3. In addition to the above, 20 Executive Officers (excluding those who are Directors concurrently) hold 407 rights.

(B) Issuing price Issued without consideration

(C) Exercise price 1 yen per share

(D) Exercise period 10 years from the day following the day on which the person allocated the new share acquisition right becomes neither a Director nor an Executive Officer

2. New Share Acquisition Rights Issued to the Company's Employees, etc. during this Fiscal Year

(1) The Sixth New Share Acquisition Rights (Issued on July 31, 2007)

(A) Status of rights issued to the Company's employees, etc.

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Executive Officers (excluding those who are Directors concurrently)	27 persons	830 rights	83,000 common shares
Employees (Corporate Officers under the Company's qualification system)	46 persons	460 rights	46,000 common shares

Notes: 1. The Company will issue 100 common shares for each new share acquisition right to the person exercising the right.
2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.
3. In addition to the above, the company has issued 670 rights to 12 Directors.

(B) Issuing price Issued without consideration
(C) Exercise price 2,415 yen per share
(D) Exercise period From April 1, 2008 to June 30, 2012

(2) The First New Share Acquisition Rights (as Stock Linked Compensation) (Issued on July 31, 2007)

(A) Status of rights issued to the Company's employees, etc.

Classification	Total Number of Persons Holding the New Share Acquisition Rights	Total Number of New Share Acquisition Rights Held by Such Persons	Type and Number of Shares Subject to the New Share Acquisition Rights
Executive Officers (excluding those who are Directors concurrently)	20 persons	407 rights	40,700 common shares

Notes: 1. The Company will issue 100 common shares for each new share acquisition right to the person exercising the right.
2. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.
3. In addition to the above, the Company has issued 537 rights to 12 Directors. Of the 537 rights, 31 rights are those issued to 3 newly elected Directors at the 139th Ordinary General Meeting of Shareholders held on June 22, 2007 for their term of office as an Executive Officer (April 1 to June 22, 2007).

(B) Issuing price Issued without consideration
(C) Exercise price 1 yen
(D) Exercise period 10 years from the day following the day on which the person allocated the new share acquisition right becomes neither a Director nor an Executive Officer

IV. Particulars Regarding the Company's Directors and Corporate Auditors

1. Name and Other Particulars of the Directors, Corporate Auditors and Executive Officers

(A) Directors and Corporate Auditors

Name	Position in the Company	Status of the Representation of Other Entities and Important Concurrent Offices
Motoyuki Oka	Chairman of the Board of Directors	
Susumu Kato	President and CEO	
Kenzo Okubo	Director	
Noriaki Shimazaki	Director	
Nobuhide Nakaido	Director	
Iwao Okamoto	Director	
Makoto Shibahara	Director	
Kazuo Ohmori	Director	Managing Director of Triton Navigation B.V.
Shingo Yoshii	Director	Director of Jupiter Telecommunications Co., Ltd.
Takahiro Moriyama	Director	Representative Director of Summit Power Holdings Limited and Representative Director of Summit Power Development Limited
Takashi Kano	Director	
Yoshiyuki Matsuoka	Director	
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	
Tetsuro Fukumoto	Corporate Auditor (Full-Time)	
Itsuo Sonobe	Corporate Auditor*	Lawyer
Koji Tajika	Corporate Auditor*	Certified Public Accountant, Director of The Tokyo Star Bank, Limited, Director of Murata Manufacturing Co., Ltd. and Director of Nomura Holdings, Inc.
Akio Harada	Corporate Auditor*	Lawyer, Director of Seiko Holdings Corporation, Director of Mitsubishi UFJ Financial Group, Inc., Corporate Auditor of Samantha Thavasa Japan Limited and Corporate Auditor of Shiseido Company, Limited

Notes: 1. All Directors are Representative Directors.
2. Outside Corporate Auditors are indicated by an asterisk (*).
3. Director Kazuo Ohmori, a Managing Director (with representative rights) of Triton Navigation B.V. was reappointed as a Director without representative rights by the resolution of the board of directors of the said Company on June 7, 2007
4. Director Shingo Yoshii retired as the Director of Jupiter Telecommunications Co., Ltd, as of the close of the 14th Ordinary General Meeting of Shareholders of the said company held on March 27, 2008.
5. Corporate Auditor Tetsuro Fukumoto has experience as the General Manager of the Accounting Controlling Department of the Company, and thus has a respectable degree of knowledge regarding finance and accounting.
6. Corporate Auditor Koji Tajika is qualified as a certified public accountant, and thus has a respectable degree of knowledge regarding finance and accounting.

(B) Executive Officers

Name	Position and Area of Responsibility in the Company	
Susumu Kato	President and CEO*	
Kenzo Okubo	Executive Vice President*	(General Manager of Metal Products Business Unit)
Noriaki Shimazaki	Executive Vice President*	(Responsible for Human Resources Development & Information Management Group and Financial Resources Management Group)
Nobuhide Nakaido	Executive Vice President*	(General Manager of Corporate Planning & Coordination Office)
Michio Ogimura	Senior Managing Executive Officer	(General Manager for Southeast & Southwest Asia)
Michihisa Shinagawa	Senior Managing Executive Officer	(General Manager for the Americas and President and CEO of Sumitomo Corporation of America)
Iwao Okamoto	Senior Managing Executive Officer*	(General Manager of Mineral Resources & Energy Business Unit)
Makoto Shibahara	Senior Managing Executive Officer*	(General Manager of Financial & Logistics Business Unit)
Shuichi Mori	Senior Managing Executive Officer	(General Manager for Europe, Chief Executive Officer of Sumitomo Corporation Europe Group, President and CEO of Sumitomo Corporation Europe Holding Limited and President and CEO of Sumitomo Corporation Europe Limited)
Kazuo Ohmori	Senior Managing Executive Officer*	(General Manager of Transportation & Construction Systems Business Unit)
Yoshi Morimoto	Managing Executive Officer	(General Manager of Kansai Regional Business Unit)
Shingo Yoshii	Managing Executive Officer*	(General Manager of Media, Network & Lifestyle Retail Business Unit)
Kentaro Ishimoto	Managing Executive Officer	(Assistant General Manager of General Products & Real Estate Business Unit and General Manager of the Food Business Division)
Shunichi Arai	Managing Executive Officer	(Assistant General Manager of Metal Products Business Unit and General Manager of Planning & Administration Department, Metal Products Business Unit)
Nobuo Kitagawa	Managing Executive Officer	(General Manager for China, Chief Executive Officer of Sumitomo Corporation (China) Group, President and CEO of Sumitomo Corporation (China) Holding Ltd., and President and CEO of Sumitomo Corporation (China) Limited
Yoshihiko Shimazu	Managing Executive Officer	(General Manager for CIS and Assistant General Manager for Europe)
Kenji Kajiwara	Managing Executive Officer	(General Manager of Chubu Regional Business Unit)
Makoto Sato	Managing Executive Officer	(Assistant General Manager of Transportation & Construction Systems Business Unit and General Manager of Automotive Division, No.1)
Toyosaku Hamada	Managing Executive Officer	(General Manager of Financial Resources Management Group)
Takahiro Moriyama	Managing Executive Officer*	(General Manager of Infrastructure Business Unit)

Name	Position and Area of Responsibility in the Company	
Ichiro Miura	Managing Executive Officer	(General Manager of Human Resources Development & Information Management Group)
Takashi Kano	Managing Executive Officer*	(General Manager of General Products & Real Estate Business Unit)
Kuniharu Nakamura	Managing Executive Officer	(General Manager of Corporate Planning & Coordination Department)
Shinichi Sasaki	Executive Officer	(Deputy General Manager for China and President and CEO of Sumitomo Corporation (Shanghai) Limited)
Takuro Kawahara	Executive Officer	(Responsible for Internal Auditing Department and Assistant General Manager of Corporate Planning & Coordination Office (Legal))
Yoshio Osawa	Executive Officer	(General Manager of Media Division)
Yoshiyuki Matsuoka	Executive Officer*	(General Manager of Chemical & Electronics Business Unit)
Mitsuhiko Yamada	Executive Officer	(General Manager of Mineral Resources Division No.1)
Kazuhisa Togashi	Executive Officer	(General Manager of Iron & Steel Division, No.2)
Kazuhiro Takeuchi	Executive Officer	(General Manager of Financial Service Division)
Shinichi Ishida	Executive Officer	(General Manager of Construction & Mining Systems Division)
Takafumi Sone	Executive Officer	(General Manager of Telecommunication, Environment & Industrial Infrastructure Business Division)
Makoto Nakamura	Executive Officer	(Assistant General Manager of Financial Resources Management Group)
Naoki Hidaka	Executive Officer	(General Manager of Metal Products for Automotive Industries Division)
Shigeru Ohashi	Executive Officer	(General Manager of Lifestyle & Retail Business Division)
Yasuo Kumagai	Executive Officer	(General Manager of Material & Supplies Division)
Masayuki Doi	Executive Officer	(Assistant General Manager for Southeast & Southwest Asia and President and CEO of PT. Sumitomo Indonesia)
Toru Furihata	Executive Officer	(General Manager of Mineral Resources Division No.2)

Note: Representative Directors are indicated by an asterisk (*).

2. Total Amount of Remuneration, etc. of the Company's Directors and Corporate Auditors

Classification	Number of Payees	Total Amount of Remuneration, etc. Pertaining to this Fiscal Year	Additional Information
Directors	12 persons	1,378 million yen	The breakdown of the total remuneration in the column to the left is as follows: (1) Monthly Remuneration 615 million yen (2) Bonuses subject to the resolution of the 140th Ordinary General Meeting of Shareholders 621 million yen (3) Amount recorded as expenses for granting the Sixth New Share Acquisition Rights (issued on July 31, 2007) 34 million yen (4) Amount recorded as expenses for granting the Second New Share Acquisition Rights (as Stock Linked Compensation) (issued on July 31, 2007) 89 million yen (5) Amount recorded as expenses for granting the First New Share Acquisition Rights (as Stock Linked Compensation) (issued on July 31, 2006) 19 million yen
Corporate Auditors (particulars relating to Outside Corporate Auditors)	5 persons (3 persons)	127 million yen (39 million yen)	The remuneration in the column to the left is the aggregate total of the Corporate Auditors' monthly remuneration.

Notes: 1. No Director of the Company is concurrently an employee of the Company.

2. The maximum amount of monthly remuneration to Directors is 75 million yen per month, resolved at the 118th Ordinary General Meeting of Shareholders held on June 27, 1986.

3. The maximum amount of monthly remuneration to Corporate Auditors is 11 million yen per month, resolved at the 125th Ordinary General Meeting of Shareholders held on June 29, 1993.

4. Other than the remuneration set forth above, in accordance with the resolution to make severance payments in conjunction with the abolishment of the retirement bonus system at the 138th Ordinary General Meeting of Shareholders held on June 23, 2006, the aggregate amount of 495 million yen has been paid to 3 Directors of the Company who retired at the close of the 139th Ordinary General Meeting of Shareholders held on June 22, 2007. In addition, in accordance with the same resolution, the aggregate amount of 18 million yen is scheduled to be paid to 2 Directors and 3 million yen is scheduled to be paid to a Corporate Auditor, each retiring at the close of the 140th Ordinary General Meeting of Shareholders to be held on June 20, 2008.

5. Other than the remuneration set forth above, in accordance with the resolution to present retirement bonuses at the 135th Ordinary General Meeting of Shareholders held on June 20, 2003, 46 million yen is scheduled to be paid to a Director retiring at the close of the 140th Ordinary General Meeting of Shareholders to be held on June 20, 2008. (The presentation of the retirement bonus in accordance with the said resolution is scheduled after this year's Ordinary General Meeting of Shareholders because the said Director continued to administer operations as an Executive officer subsequent to retiring as a Director, and was reelected as Director thereafter.)

3. Particulars Regarding the Outside Directors and Corporate Auditors[13]

(A) Concurrent Offices as Directors Executing Operations, etc. and Outside Directors and Corporate Auditors of other Companies

Classification	Name	Particulars of the Concurrent Offices
Outside Corporate Auditor	Itsuo Sonobe	None
Outside Corporate Auditor	Koji Tajika	Outside Director of The Tokyo Star Bank, Limited, Outside Director of Murata Manufacturing Co., Ltd., Outside Director of Nomura Holdings, Inc.
Outside Corporate Auditor	Akio Harada	Outside Director of Seiko Holdings Corporation, Outside Director of Mitsubishi UFJ Financial Group, Inc., Outside Corporate Auditor of Samantha Thavasa Japan Limited, Outside Corporate Auditor of Shiseido Company, Limited

(B) Main Activities during this Fiscal Year

Classification	Name	Main Activities During This Fiscal Year
Outside Corporate Auditor	Itsuo Sonobe	Itsuo Sonobe attended all 12 of the Ordinary Meetings of the Board of Directors, 3 of the 9 Extraordinary Meetings of the Board of Directors and 15 of the 16 Meetings of the Board of Corporate Auditors held during this Fiscal Year. At such meetings, he made questions and comments as necessary based on his extensive knowledge and long experience from his career as a legal professional and specialist.
Outside Corporate Auditor	Koji Tajika	Koji Tajika attended 11 of the 12 Ordinary Meetings of the Board of Directors, 3 of the 9 Extraordinary Meetings of the Board of Directors and 14 of the 16 Meetings of the Board of Corporate Auditors held during this Fiscal Year. At such meetings, he made questions and comments as necessary based on his extensive knowledge and long experience from his career as a professional and specialist in accounting.
Outside Corporate Auditor	Akio Harada	Akio Harada attended 8 of the 12 Ordinary Meetings of the Board of Directors, 7 of the 9 Extraordinary Meetings of the Board of Directors and 15 of the 16 Meetings of the Board of Corporate Auditors held during this Fiscal Year. At such meetings, he made questions and comments as necessary based on his extensive knowledge and long experience from his career as a legal professional and specialist.

(C) Summary of the Agreement Regarding the Exemption of Liability

The Company has executed an agreement with each of the Outside Corporate Auditors limiting his liability under Article 423, Section 1 of the Company Law. The agreement stipulates that in the event an Outside Corporate Auditor has acted in good faith and without gross negligence, the Outside Corporate Auditor's liability to the Company shall be limited to 10 million yen or the minimum amount of liability stipulated under Article 425, Section 1 of the Company Law, whichever is higher.

[13] In accordance with Article 123 of the Enforcement Regulations promulgated under the Company Law, the Company shall provide particulars regarding the Company's Outside Directors or Corporate Auditors in the Business Report (if any). The Company does not have an Outside Corporate Director and the following information is only regarding the Outside Corporate Auditors.

4. Name and Other Particulars of the Company's Directors, Corporate Auditors and Executive Officers after the Final Day of the Fiscal Year

As of April 1, 2008, the position and area of responsibility of Executive Officers in the Company were changed. The "Position in the Company" of Directors and Corporate Auditors and the "Position and Area of Responsibility in the Company" of Executive Officers as of April 1, 2008 are as set forth below.

(A) Directors and Corporate Auditors (As of April 1, 2008)

Name	Position in the Company
Motoyuki Oka	Chairman of the Board of Directors
Susumu Kato	President and CEO
Kenzo Okubo	Director
Noriaki Shimazaki	Director
Nobuhide Nakaido	Director
Iwao Okamoto	Director
Makoto Shibahara	Director
Kazuo Ohmori	Director
Shingo Yoshii	Director
Takahiro Moriyama	Director
Takashi Kano	Director
Yoshiyuki Matsuoka	Director
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)
Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*
Koji Tajika	Corporate Auditor*
Akio Harada	Corporate Auditor*

Notes: 1. All Directors are Representative Directors.
2. Outside Corporate Auditors are indicated by an asterisk (*).

(B) Executive Officers (As of April 1, 2008)

Name	Position and Area of Responsibility in the Company	
Susumu Kato	President and CEO*	
Noriaki Shimazaki	Executive Vice President*	(Responsible for Human Resources, General Affairs & Legal Group and Financial Resources Management Group)
Nobuhide Nakaido	Executive Vice President*	(Responsible for Corporate Planning & Coordination Group)
Michio Ogimura	Senior Managing Executive Officer	(General Manager for Asia and President and CEO of Sumitomo Corporation Asia Pte. Ltd.)
Michihisa Shinagawa	Senior Managing Executive Officer	(General Manager for the Americas and President and CEO of Sumitomo Corporation of America)
Iwao Okamoto	Senior Managing Executive Officer*	(General Manager of Mineral Resources & Energy Business Unit)
Makoto Shibahara	Senior Managing Executive Officer*	(General Manager of Financial & Logistics Business Unit)
Shuichi Mori	Senior Managing Executive Officer	(General Manager of Chemical & Electronics Business Unit)
Kazuo Ohmori	Senior Managing Executive Officer*	(General Manager of Transportation & Construction Systems Business Unit)

Name	Position and Area of Responsibility in the Company
Shunichi Arai	Senior Managing Executive Officer (General Manager of Metal Products Business Unit)
Nobuo Kitagawa	Senior Managing Executive Officer (General Manager for China, Chief Executive Officer of Sumitomo Corporation (China) Group, President and CEO of Sumitomo Corporation (China) Holding Ltd., and President and CEO of Sumitomo Corporation (China) Limited
Yoshi Morimoto	Managing Executive Officer (General Manager of Kansai Regional Business Unit)
Kentaro Ishimoto	Managing Executive Officer (Assistant General Manager of General Products & Real Estate Business Unit and General Manager of the Food Business Division)
Kenji Kajiwara	Managing Executive Officer (General Manager of Chubu Regional Business Unit)
Makoto Sato	Managing Executive Officer (Assistant General Manager of Transportation & Construction Systems Business Unit and General Manager of Automotive Division, No.1)
Toyosaku Hamada	Managing Executive Officer (General Manager of Financial Resources Management Group)
Takahiro Moriyama	Managing Executive Officer* (General Manager of Infrastructure Business Unit)
Ichiro Miura	Managing Executive Officer (General Manager of Human Resources Development & Information Management Group)
Takashi Kano	Managing Executive Officer* (General Manager of General Products & Real Estate Business Unit)
Kuniharu Nakamura	Managing Executive Officer (General Manager of Corporate Planning & Coordination Group)
Shinichi Sasaki	Managing Executive Officer (General Manager for Europe, Chief Executive Officer of Sumitomo Corporation Europe Group, President and CEO of Sumitomo Corporation Europe Holding Limited and President and CEO of Sumitomo Corporation Europe Limited)
Takuro Kawahara	Managing Executive Officer (General Manager of Human Resources, General Affairs & Legal Group)
Yoshio Osawa	Managing Executive Officer (General Manager of Media, Network & Lifestyle Retail Business Unit)
Kazuhisa Togashi	Executive Officer (General Manager of Iron & Steel Division, No.2)
Kazuhiro Takeuchi	Executive Officer (General Manager of Corporate Planning & Coordination Dept.)
Shinichi Ishida	Executive Officer (General Manager of Construction & Mining Systems Division)
Takafumi Sone	Executive Officer (General Manager of Telecommunication, Environment & Industrial Infrastructure Business Division)
Makoto Nakamura	Executive Officer (General Manager of Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit)
Naoki Hidaka	Executive Officer (General Manager of Metal Products for Automotive Industries Division)
Shigeru Ohashi	Executive Officer (General Manager of Lifestyle & Retail Business Division)

Name	Position and Area of Responsibility in the Company	
Yasuo Kumagai	Executive Officer	(General Manager of Material & Supplies Division)
Masayuki Doi	Executive Officer	(Assistant General Manager for Southeast & Southwest Asia and President and CEO of PT. Sumitomo Indonesia)
Toru Furihata	Executive Officer	(General Manager of Mineral Resources Division No.2)
Hiroyuki Inohara	Executive Officer	(Assistant General Manager of Financial Resources Management Group)
Masaru Nakamura	Executive Officer	(General Manager of Tubular Products Division)
Kohei Hirao	Executive Officer	(General Manager of Power & Social Infrastructure Business Division)

Note: Representative Directors are indicated by an asterisk (*).

V. Particulars Regarding the Company's Accounting Auditor

1. Name of the Accounting Auditor

KPMG AZSA & Co.

2. Total Remuneration, etc. to be Paid to the Accounting Auditor

(A) Audit remuneration and other fees to be paid to Accounting Auditors by the Company	308 million yen
(B) Total amount of cash and other financial benefits payable by the Company and its consolidated subsidiaries to Accounting Auditors (including (A))	830 million yen

Notes: 1. The Company pays remuneration to Accounting Auditors for advisory services with respect to the evaluation of internal controls regarding financial reports, etc. in addition to the service defined in Article 2, Section 1 of the Certified Public Accountants Law.

2. Some of the major consolidated subsidiaries described on "I. 6. Status of Important Subsidiaries," is audited by audit firms other than the Company's Accounting Auditor.

3. The audit agreement between the Company and the Accounting Auditor does not differentiate audit remuneration and other fees based on the Company Law from audit remuneration and other fees based on the Financial Instruments and Exchange Law, and the two types of remuneration cannot actually be differentiated. Therefore, the above amounts show the total of these two types of remuneration and other fees.

3. Policy for the Determination of the Dismissal or Non-reappointment of the Accounting Auditor

In the event there is significant adverse effect on the adequate execution of the Company's Accounting Auditor's duties due to reasons such as the emergence of causes detrimental to the eligibility or independence of such Accounting Auditor, and the Board of Directors judges that there is no expectancy for such situation to be remedied, the Board of Directors' policy is to dismiss or not to reappoint such Accounting Auditor and to submit an agenda for the election of a new Accounting Auditor to the General Meeting of Shareholders, subject to the consent of or in accordance with the request of the Board of Corporate Auditors.

In addition, in the event the Company's Accounting Auditor falls under any of the situation stipulated in each clause of Article 340, Section 1 of the Company Law, and the Board of Corporate Auditors judges that there is no expectancy for such situation to be remedied, the Board of Corporate Auditors' policy is to dismiss such Accounting Auditor, in accordance with the consent of all the Corporate Auditors.

VI. Particulars Regarding the Company's Systems and Policies

The Establishment of a System for Ensuring the Directors' Execution of Operations Comply with Laws, Regulations and the Articles of Incorporation, as well as a System to Ensure that the Business of the Company is conducted in an Appropriate Manner

The Board of Directors resolved for the establishment of the system set forth in Article, 362 Section 4, Clause 6 of the Company Law as follows:

In accordance with Article, 362 Paragraph 5 of the Company Law that took effect on May 1, 2006, the following sets forth the basic policies to be observed by the Representative Director of the Company in establishing a system to ensure that the Company's Directors comply with laws, regulations and the Company's Articles of Incorporation in carrying out their duties, as well as a system to ensure that the business of the Company is conducted in an appropriate manner (these systems are hereinafter referred to collectively as the "Internal Control System"). The following also outlines specific points required to be addressed in the preparation of the Internal Control System under Article 100 of the Enforcement Regulations promulgated under the Company Law.

This resolution is made for the purpose of confirming the Internal Control System already established and having been implemented by the Company, which can be further improved in line with requests made from time to time based on ongoing reevaluations.

1. A system for ensuring that the execution of work by Directors and employees complies with laws, regulations, and the Articles of Incorporation:
   - Compliance with law and regulations is explicitly required by the Company's Activity Guidelines, and all officers and employees are required to provide a letter confirming compliance. Company Rules have been enacted, and a Compliance Committee has been established. The Committee distributes a Compliance Manual and conducts ongoing training.
   - The "Speak Up System" provides officers and employees with a direct line of communication with the Compliance Committee and the Company's Corporate Auditors and outside legal counsel of information regarding compliance issues.

2. A system for retaining and managing information pertaining to the Directors' performance of their responsibilities:
   - Company Rules and Implementation Rules have been enacted in order that, important documents with regards to each type of meetings, and information pertaining to the performance of duties and decision-makings are properly maintained and managed, and further that steps are taken to prevent divulgence of information to third parties or other misuse of information. Furthermore, important documents pertaining to the Directors' performance of their responsibilities are made available for review in a timely manner when requested by a Corporate Auditor.

3. A system of rules pertaining to the management of risk of loss:
   - The various risks associated with the Company's business are categorized and managed. The first type of risk is categorized as "quantifiable risk," including market risk, investment risk, and credit risk, with respect to which diligent efforts are made to manage risk and pursue returns in line with such risk through the adoption of the concept of a "risk asset management." The second type of risk is categorized as "non-quantifiable risk," including natural disasters, mistakes in the execution of work, and unauthorized conduct, with respect to which the Company endeavors to limit risk through Company-wide countermeasures.
   - The Corporate Division is building a framework, conducting monitoring, and implementing improvements regarding risk management across all levels of the Company through the enactment

of Company Rules and Implementation Rules pertaining to the respective areas of work responsibility and the formulation of risk management policies, methods, and guidelines. In addition, the Corporate Division strives to improve risk management through the preparation and distribution of manuals and training activities when appropriate. Risk management will be conducted under this framework by all business unites and all levels of the Company.

- The Loan and Investment Committee has been established to deliberate regarding important investment and financing matters and to advice the President and CEO on these issues.
- Company Rules have been enacted, and internal controls have been implemented that seek to improve the quality of work on a global consolidated base. This involves identifying matters requiring improvement based upon exhaustive self assessment of the internal control conditions of each business unit once per year, and the formulation and execution of improvement plans based on the results of reviews conducted by the administrative departments throughout the organization.
- Business restoration plans have been established to enhance preparedness for disasters and other crisis situations.
- An "Internal Auditing Department" under the direct supervision of the President and CEO has been established as an independent body that monitors work, and all departments inside and outside the Company shall be subject to internal audits. Results of these internal audits shall be reported directly to the President and CEO each month and shall also be reported routinely to the Board of Directors.

4. A system for ensuring the efficient performance of the Directors' duties:

- The size of the Board of Directors will be sufficient to enable full discussions and fast and reasonable decision-making.
- All Directors are, in principle, Representative Directors. Excluding the Chairman of the Board of Directors, all Directors hold concurrent posts as executive officers. In addition, a business unit system has been adopted, wherein all Directors work as General Managers of the various business units.
- Management responsibilities are expressly stated each business year, and the term of office for Directors is set at one year to quickly respond to changes in the management environment.
- The terms of office for the Chairman of the Board of Directors and the President and CEO will not, in principle, exceed six years each.
- Various committees and management meetings have been established to advise the President and CEO. In addition, various meetings, such as informational meetings, have been established to exchange information.
- An interim management plan has been formulated and the budget has been compiled in an effort to set goals. In addition, a results management system has been implemented to provide an understanding of the performance by the General Managers of the business units responsible for the various divisions, in order to make use of strategies devised for the future.
- Agenda items requiring discussion are expressly stated in writing for meetings of the Board of Directors in accordance with the Company Rules, and the work responsibilities for officers and employees are explicitly set forth in writing as well as the decision-making authority of officers and employees regarding important matters.
- Four knowledgeable parties from outside the Company have been appointed as advisers to assist the management by providing advice and proposals on a broad range of issues such as business strategies or medium and long-term issues.

5. A system for ensuring that work is carried out in an appropriate manner by the corporate group comprising the Company and its subsidiaries:

- "Management Principles and Activity Guidelines" of the Sumitomo Corporation Group have been enacted, and the sharing of values to be respected throughout the Company's Group is being promoted within the Group.
- A system requiring subsidiaries and affiliated companies to report to and consult with the Company regarding important management issues has been established in accordance with the Company Rules. In addition, subsidiaries and affiliated companies are managed through the dispatch of directors and corporate auditors.

- Work process management of the same level as that implemented by the Company is expected of subsidiaries and affiliated companies, and is subject to internal controls. Subsidiaries and affiliated companies also identify matters requiring improvement based upon comprehensive self assessments of their internal control circumstances once per year, as is the case for each department of the Company, and improvement plans based on the results of reviews conducted throughout the Company organization are formulated and executed.
- Company Rules have been enacted, subjecting subsidiaries and affiliated companies to internal audits, with the Company as the managing entity thereof.
- Subsidiaries and affiliated companies have been instructed to develop a system for complying with laws and regulations in the same strict manner as the Company, including through the establishment of a Compliance Committee and implementation of a "Speak-Up System."
- Results data for consolidated subsidiaries are tracked on a monthly basis, and fast and accurate consolidated closing-of-accounts tasks as well as detailed results management are being conducted.

6. Matters regarding employees in cases where a Corporate Auditor requests support personnel:
   - Some dedicated support personnel have been assigned to assist auditing work.

7. Matters pertaining to the independence from Directors of the support personnel assigned to assist auditing work:
   - The Board of Corporate Auditors or a Corporate Auditor appointed by the Board of Corporate Auditors conducts personnel evaluations of the audit support personnel. In addition, the Directors shall consult in advance regarding any personnel transfers with, and shall obtain consent from the Board of Corporate Auditors or a Corporate Auditor appointed by the Board of Corporate Auditors.

8. A system for Directors and employees to report to the Corporate Auditors and a system otherwise pertaining to reporting to Corporate Auditors:
   - Corporate Auditors are requested to attend management and other important meetings, and meetings among the Chairman of the Board of Directors, the President and CEO, and the Corporate Auditors are held routinely.
   - Important materials pertaining to the execution of business are delivered to the Corporate Auditors, and officers and employees report and give briefings to the Corporate Auditors as necessary.

9. Other systems for ensuring that audits are being effectively conducted by the Corporate Auditors:
   - Of the five Corporate Auditors, two of the external auditors are lawyers and one is an accounting expert, enabling the conduct of audits from diverse points of view.
   - The Internal Auditing Department maintains close contact with the Corporate Auditors so as to contribute to effective audits by the Corporate Auditors, such as by reporting the plans and results of internal audits to the Corporate Auditors in a timely manner.
   - The Corporate Auditors endeavor to understand the audit activities of the Accounting Auditors responsible for auditing the Company's financial results and exchange information through holding routine meetings, attending audit evaluation meetings and being present for inventory audits, thereby endeavoring to efficiently and qualitatively improve the audit activities of the Accounting Auditors.
   - The Corporate Auditors endeavor to have a mutual understanding and exchange information with the subsidiaries' corporate auditors such as by conducting informational meetings with the same in order to ensure proper auditing.

Notes:1. On April 1, 2007, we established the Remuneration Committee as an advisory body of the Board of Directors
2. On May 1, 2006, we established the Corporate Auditor's Administration Department, a department specialized to support our Corporate Auditor's activities.

Note: In the Business Report, amounts in billions of yen and millions of yen are rounded to the nearest tenth of a billion and million respectively. Number of stocks in thousands are rounded down.

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of March 31, 2008 and 2007

	Millions of Yen	
	March 31, 2008	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 456,809	¥ 436,814
Time deposits	5,369	5,514
Marketable securities	19,856	17,304
Receivables-trade		
Notes and loans	242,312	292,630
Accounts	1,782,114	1,722,118
Associated companies	109,354	100,014
Allowance for doubtful receivables	(14,789)	(13,594)
Inventories	756,190	757,473
Deferred income taxes	39,300	39,314
Advance payments to suppliers	73,881	55,617
Assets held for sale	—	1,516,385
Other current assets	253,354	228,161
Total current assets	3,723,750	5,157,750
Investments and long-term receivables:		
Investments in and advances to associated companies	883,635	559,537
Other investments	655,190	833,825
Long-term receivables	832,761	706,107
Allowance for doubtful receivables	(22,099)	(28,454)
Total investments and long-term receivables	2,349,487	2,071,015
Property and equipment, at cost less accumulated depreciation	997,128	864,691
Goodwill and other intangible assets	379,405	255,526
Prepaid expenses, non-current	47,836	47,428
Deferred income taxes, non-current	14,228	11,632
Other assets	59,565	22,435
Total	¥ 7,571,399	¥ 8,430,477

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of March 31, 2008 and 2007

	Millions of Yen	
	March 31, 2008	March 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	¥ 625,106	¥ 461,931
Current maturities of long-term debt	428,869	416,491
Payables-trade		
Notes and acceptances	84,610	107,865
Accounts	1,159,158	1,103,839
Associated companies	26,716	38,654
Income taxes	37,419	54,919
Accrued expenses	101,557	103,755
Advances from customers	107,269	79,152
Liabilities associated with assets held for sale	–	1,329,288
Other current liabilities	162,667	151,509
Total current liabilities	2,733,371	3,847,403
Long-term debt, less current maturities	3,011,992	2,764,352
Accrued pension and retirement benefits	14,074	9,835
Deferred income taxes, non-current	189,273	239,507
Minority interests	129,947	96,252
Shareholders' equity:		
Common stock	219,279	219,279
Additional paid-in capital	291,032	279,711
Retained earnings		
Appropriated for legal reserve	17,696	17,696
Unappropriated	943,114	755,159
Accumulated other comprehensive income (loss)		
Net unrealized holding gains on securities available-for-sale	127,630	262,292
Foreign currency translation adjustments	(60,638)	(4,197)
Net unrealized losses on derivatives	(2,672)	(5,369)
Pension liability adjustments	(41,475)	(30,436)
Treasury stock, at cost	(1,224)	(21,007)
Total shareholders' equity	1,492,742	1,473,128
Total	¥ 7,571,399	¥ 8,430,477

Consolidated Statements of Income [Prepared on the basis of U.S. GAAP]

	Millions of yen	
	March 31, 2008	March 31, 2007
Revenues:		
Sales of tangible products	¥ 3,040,712	¥ 2,495,030
Sales of services and others	630,184	582,180
Total revenues	3,670,896	3,077,210
Cost:		
Cost of tangible products sold	(2,551,640)	(2,076,591)
Cost of services and others	(184,714)	(142,930)
Total cost	(2,736,354)	(2,219,521)
Gross profit	934,542	857,689
Other income (expenses) :		
Selling, general and administrative expenses	(669,364)	(609,900)
Settlements on copper trading litigation	-	9,584
Provision for doubtful receivables	(11,077)	(8,041)
Impairment losses on long-lived assets	(13,545)	(9,822)
Gain on sale of property and equipment, net	3,471	2,355
Interest income	28,273	32,936
Interest expense	(71,111)	(70,022)
Dividends	15,260	14,095
Other than temporary impairment losses on securities	(15,996)	(2,850)
Gain on sale of marketable securities and other investments, net	70,529	46,970
Gain on issuances of stock by subsidiaries and associated companies	40,411	360
Equity in earnings of associated companies, net	56,942	70,307
Other, net	(742)	(1,732)
Total other income (expenses)	(566,949)	(525,760)
Income before income taxes and minority interests in earnings of subsidiaries	367,593	331,929
Income taxes	(119,772)	(114,843)
Income before minority interests in earnings of subsidiaries	247,821	217,086
Minority interests in earnings of subsidiaries, net	(8,893)	(6,082)
Net income	¥ 238,928	¥ 211,004
Total trading transactions	¥ 11,484,585	¥ 10,528,277

Notes:
1) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
2) The Consolidated Statement of Income for the year ended March 31, 2007 is not required to be included under the Company Law, and is included solely for the convenience of shareholders.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[Prepared on the basis of U.S.GAAP]

	Millions of Yen	
	March 31, 2008	March 31, 2007
Common stock:		
Balance, beginning of year	¥ 219,279	¥ 219,279
Balance, end of year	¥ 219,279	¥ 219,279
Additional paid-in capital:		
Balance, beginning of year	¥ 279,711	¥ 279,470
Increase due to stock exchange agreement	11,190	-
Other, net	131	241
Balance, end of year	¥ 291,032	¥ 279,711
Retained earnings appropriated for legal reserve:		
Balance, beginning of year	¥ 17,696	¥ 17,696
Balance, end of year	¥ 17,696	¥ 17,696
Unappropriated retained earnings:		
Balance, beginning of year	¥ 755,159	¥ 579,217
Effect of adoption of new accounting standard	(6,099)	-
Net income	238,928	211,004
Cash dividends	(44,874)	(36,188)
Effect of the change in the reporting period of subsidiaries and associated companies and others	-	1,126
Balance, end of year	¥ 943,114	¥ 755,159
Accumulated other comprehensive income (loss), net of tax:		
Balance, beginning of year	¥ 222,290	¥ 213,767
Other comprehensive income, net of tax	(199,445)	42,329
Adjustment to initially applying SFAS No.158	-	(30,436)
Effect of the change in the reporting period of subsidiaries and associated companies	-	(3,370)
Balance, end of year	¥ 22,845	¥ 222,290
Treasury stock, common stock:		
Balance, beginning of year	¥ (21,007)	¥ (5,454)
Increase due to Sumisho Lease becoming a subsidiary	-	(15,468)
Purchase of treasury stock for stock exchange agreement	(72,245)	-
Decrease due to stock exchange agreement	91,680	-
Other, net	348	(85)
Balance, end of year	¥ (1,224)	¥ (21,007)
Comprehensive income (loss):		
Net income	¥ 238,928	¥ 211,004
Net unrealized holding gains (losses) on securities available-for-sale	¥ (134,662)	¥ 11,925
Foreign currency translation adjustments	(56,441)	25,688
Net unrealized gains on derivatives	2,697	4,716
Pension liability adjustments	(11,039)	-
Other comprehensive income, net of tax	¥ (199,445)	¥ 42,329
Comprehensive income	¥ 39,483	¥ 253,333

Notes:

1) The Consolidated Statement of Shareholders' Equity and Comprehensive Income for the year ended March 31, 2007 is not required to be included under the Company Law, and is included solely for the convenience of shareholders.

2) Effective from the year ended March 31, 2008, the Company adopted the provisions of FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes, - Interpretation of FASB Statement No.109," and EITF Issue No.06-2, "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43." The balances accumulated as of beginning of year are recorded in "Effect of adoption of new accounting standard."

Condensed Consolidated Statements of Cash Flows [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008 and 2007
(Unaudited)

	Millions of Yen	
	March 31, 2008	March 31, 2007
Operating activities:		
Net income	¥ 238,928	¥ 211,004
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	146,624	113,278
Provision for doubtful receivables	11,077	8,041
Impairment losses on long-lived assets	13,545	9,822
Gain on sale of property and equipment, net	(3,471)	(2,355)
Other than temporary impairment losses on securities	15,996	2,850
Gain on sale of marketable securities and other investments, net	(70,529)	(46,970)
Gain on issuances of stock by subsidiaries and associated companies	(40,411)	(360)
Equity in earnings of associated companies, less dividends received	(17,041)	(44,412)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(3,611)	(92,375)
Increase in inventories	(41,415)	(87,503)
Increase in payables	69,990	106,887
Other, net	969	13,328
Net cash provided by operating activities	320,651	191,235
Investing activities:		
Changes in:		
Property, equipment and other assets	(432,992)	(273,860)
Marketable securities and investments	(28,569)	(250,157)
Loans and other receivables	162,374	63,515
Time deposits	(656)	7,382
Net cash used in investing activities	(299,843)	(453,120)
Financing activities:		
Changes in:		
Short-term debt	38,162	(28,140)
Long-term debt	88,894	239,974
Cash dividends paid	(44,874)	(36,188)
Acquisition of treasury stock, net	(70,789)	(105)
Other, net	1,286	565
Net cash provided by financing activities	12,679	176,106
Effect of exchange rate changes on cash and cash equivalents	(15,823)	4,414
Effect of the change in the reporting period of subsidiaries and associated companies	–	3,815
Net increase (decrease) in cash and cash equivalents included in assets held for sale	2,331	(7,636)
Net increase (decrease) in cash and cash equivalents	19,995	(85,186)
Cash and cash equivalents, beginning of year	436,814	522,000
Cash and cash equivalents, end of year	¥ 456,809	¥ 436,814

Note:
The Condensed Consolidated Statements of Cash Flows are not required to be included under the Company Law, and are included solely for the convenience of shareholders.

Notes to Consolidated Financial Statements (For the year ended March 31,2008)

Basic Significant Matters Regarding Preparation of Consolidated Financial Statements

1. The scope of the consolidation

Number of consolidated subsidiaries	601
Names of principal consolidated subsidiaries	Sumitomo Corporation of America Sumisho Computer Systems Corporation

2. The application of Equity Method

Number of associated companies	232
Names of principal associated companies	Sumitomo Mitsui Finance & Leasing Co., Ltd. LNG Japan Corporation

3. Significant Accounting Principles

(1) Accounting standards of consolidated financial statements	The consolidated financial statements including consolidated balance sheets, consolidated statements of income and consolidated statements of shareholders' equity and comprehensive income have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), in compliance with Article 148, Section 1 of the Company Accounting Regulations. However, in compliance with the article, certain disclosures required on the basis of U.S. GAAP are omitted.
(2) Valuation basis and method for assets	
(A) Valuation basis and method for securities	The company and its subsidiaries (the "Companies") apply Statements of Financial Accounting Standards ("SFAS") No.115, "Accounting for Certain Investments in Debt and Equity Securities."
Trading securities:	Stated at fair value. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
Available-for-sale securities:	Stated at fair value. Unrealized holding gains and losses are excluded from earnings and reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
Held to maturity securities:	Stated at amortized cost
(B) Valuation basis and method for derivatives	Stated at fair value
(C) Valuation basis and method for inventories	Inventories are principally stated at the lower of cost or market based on the moving average method.
(3) Depreciation method of property and equipment and amortization method of intangible assets	
(A) Depreciation method of property and equipment	
Buildings, including leasehold improvements:	Depreciation is principally computed by the straight-line method.
Machinery and equipment:	Depreciation is computed by the straight-line method or the declining-balance method.
Mining rights:	Depreciation is computed by the unit-of-production method.
(B) Amortization method of intangible assets except goodwill	Amortization of intangible assets is computed by the straight-line method. However, intangible assets with an indefinite useful life are not amortized but are assessed for impairment at least annually, in compliance with SFAS No.142, "Goodwill and Other Intangible Assets."
(4) Goodwill	Goodwill is not amortized but is assessed for impairment at least annually, in compliance with SFAS No.142, "Goodwill and Other Intangible Assets."
(5) Allowance and provisions	
(A) Allowance for doubtful receivables	An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably estimated. The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred and that are inherent in portfolios of similar loans, based on internal credit rating system and loss severity from the Companies' past experiences.

(B) Accrued pension and severance liabilities

Accrued pension and severance liabilities are to be recognized based upon projected benefit obligation and fair value of plan assets for postretirement benefit, in compliance with SFAS No.87 "Employers' Accounting for Pensions" and the rule of the recognition of funded status SFAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". Regarding unrecognized actuarial losses, the amounts that exceed 10% of the higher of projected benefit obligation or fair value of plan assets is recognized over the average remaining service period on a straight line basis.

(6) Hedge accounting

On the date a derivative contract is entered into, the Companies designate the derivative as a fair-value hedge, a cash-flow hedge or a hedge of a net investment in a foreign operation to the extent that hedge accounting criteria are met. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in net unrealized losses on derivatives within accumulated other comprehensive income (loss) on the accompanying consolidated balance sheets to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in foreign currency translation adjustments within accumulated other comprehensive income (loss) on the accompanying consolidated balance sheets.

(7) Consumption tax

Consumption tax is accounted for by the segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

Notes to Consolidated Balance Sheets

1. Pledged assets and secured liabilities

(Millions of yen)

Pledged assets		Secured liabilities	
Cash and deposits	16,902	Short-term debt	22,301
Marketable securities and investments	92,216	Long-term debt,	310,610
Trade receivables and long-term receivables	314,975	including current maturities of long-term debt	
Property and equipment, net	11,615		
Total	435,708	Total	332,911

In addition to the above, marketable securities and investments of 17,409 millions of yen are pledged as substitution for guarantee deposits.

2. Accumulated depreciation of property and equipment — 599,329 millions of yen

3. Guarantees of indebtedness

(Millions of yen)

Associated companies	70,548
Others	41,902
Total	112,450

4. Discounted trade notes receivable with banks — 145,449 millions of yen

Notes to per share information

1. Shareholders' equity per share — 1,194.20 yen
2. Net income per share — 192.51 yen

Note to significant subsequent events — There are no significant subsequent events to be disclosed.

Note : Consolidated results' amounts in millions of yen are rounded to the nearest million.

Non-consolidated Balance Sheets

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of March 31, 2008	As of March 31, 2007
Current assets	**2,198,291**	**2,253,310**
Cash and deposits	103,079	210,490
Notes receivable, trade	57,398	85,030
Accounts receivable, trade	1,008,919	1,054,411
Marketable securities	126,753	13,761
Merchandise	145,537	165,899
Real estate held for development and resale	51,462	51,670
Advances to suppliers	181,858	143,136
Prepaid expenses	29,174	18,853
Short-term loans receivable	295,469	298,871
Deferred tax assets	6,869	7,096
Other current assets	193,268	206,488
Allowance for doubtful receivables	(1,500)	(2,400)
Fixed assets	**2,139,649**	**2,211,504**
Tangible fixed assets, at cost less accumulated depreciation	183,973	171,262
Buildings	67,552	71,665
Other structures	1,145	1,247
Machinery and equipment	619	644
Vehicles and transportation equipment	431	440
Furniture and fixtures	1,790	1,811
Land	107,144	89,893
Construction in progress	5,287	5,559
Intangible fixed assets	26,741	30,865
Software	8,773	12,515
Other intangible fixed assets	17,967	18,350
Investments and other assets	1,928,935	2,009,376
Investment securities	577,615	740,960
Investment securities in subsidiaries and associated companies	867,110	725,808
Other investment securities in subsidiaries and associated companies	6,044	6,333
Other equity interests	5,896	16,766
Other equity interests in subsidiaries and associated companies	177,165	165,020
Long-term loans receivable	170,824	240,196
Long-term trade receivables, over due	21,662	28,367
Long-term prepaid expenses	61,523	61,117
Other investments and assets	78,642	59,689
Allowance for doubtful receivables	(37,549)	(34,884)
Total assets	**4,337,940**	**4,464,814**

Liabilities and net assets	As of March 31, 2008	As of March 31, 2007
Current liabilities	**1,273,217**	**1,385,262**
Notes payable, trade	24,556	38,457
Accounts payable, trade	696,273	685,666
Short-term loans	215,749	356,144
Commercial paper	56,000	20,000
Bonds and notes (Due within one year)	14,000	10,000
Accrued expenses	30,253	30,802
Income taxes	347	27,008
Advances from customers	184,030	157,915
Deposits received	14,207	20,967
Deferred income	2,094	2,633
Accrued directors' bonuses	621	949
Other current liabilities	35,081	34,717
Long-term liabilities	**2,206,223**	**2,125,292**
Long-term loans	1,760,447	1,618,606
Bonds and notes	297,000	291,000
Deferred Tax Liabilities	65,214	146,017
Other long-term liabilities	83,561	69,668
Total liabilities	**3,479,440**	**3,510,554**
Shareholders' equity	**709,263**	**676,897**
Common stock	219,278	219,278
Capital surplus	230,412	230,471
Additional paid-in capital	230,412	230,412
Other capital surplus	—	58
Retained earnings	260,951	228,059
Appropriated for legal reserve	17,696	17,696
Other retained earnings	243,255	210,363
Reserve for losses on investment	4,492	5,139
Deferred gains on sales of fixed assets	20,541	21,770
General reserve	65,042	65,042
Retained earnings brought forward	153,179	118,410
Treasury stock	(1,379)	(912)
Difference of appreciation and conversion	**148,760**	**277,141**
Net unrealized holding gains on securities and others	133,795	267,291
Net deferred profits on hedges	14,964	9,849
New shares acquisition rights	**475**	**220**
Total net assets	**858,500**	**954,259**
Total liabilities and net assets	**4,337,940**	**4,464,814**

Non-consolidated Statements of Income

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	For the years ended March 31			
	2008		2007	
Sales		6,388,976		5,732,575
Cost of sales	6,194,205		5,540,952	
Gross trading profit		194,771		191,623
Selling, general and administrative expenses	170,728		167,040	
Operating profit		24,043		24,582
Non-operating income		84,693		80,397
Interest income		31,144		36,905
Dividends		49,577		35,892
Other non-operating income		3,970		7,599
Non-operating expense	47,054		44,846	
Interest expense	41,427		38,842	
Other non-operating expense	5,626		6,004	
Ordinary income		61,682		60,134
Extraordinary gain		69,280		50,126
Gain on sale of fixed assets		494		784
Gain on sale of investment securities		68,786		37,834
Settlement received on copper trading litigation		-		10,000
Reversal of provision for bad debts reserve of affiliates and others		-		1,506
Extraordinary loss	35,142		7,885	
Loss on sale of fixed assets	260		326	
Loss on sale of investment securities	5,716		1,626	
Valuation loss on investment securities	23,641		5,932	
Provision for bad debts reserve of affiliates and others	5,525		-	
Net income before income taxes		95,820		102,374
Income taxes	8,300		28,300	
Income taxes-deferred	8,300		3,800	
Net income		79,220		70,274

Note:
The Non-consolidated Statement of Income for the year ended March 31, 2007 is not required to be included under the Company Law, and is included solely for the convenience of shareholders.

Non-consolidated Statements of Changes in Shareholders' Equity

Sumitomo Corporation
[Prepared on the basis of accounting principles generally accepted in Japan]

For the year ended March 31,2008

(Unit: millions of yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Appropriated for legal reserve	Reserve for losses on investment	Deferred gains on sales of fixed assets	General reserve	Retained earnings brought forward	Total retained earnings
Balance, beginning of year	219,278	230,412	58	230,471	17,696	5,139	21,770	65,042	118,410	228,059
Changes in the year										
Decrease due to loss on sale of treasury stock through exercise of stock options and others			△ 58	△ 58					△ 177	△ 177
Reserve for losses on investment										-
Reversal of reserve for losses on investment						△ 647			647	-
Reserve of deferred gains on sales of fixed assets							291		△ 291	-
Reversal of deferred gains on sales of fixed assets							△ 1,521		1,521	-
Cash dividends									△ 44,994	△ 44,994
Net income									79,220	79,220
Increase due to purchase of less-than-one-voting-unit shares and others										
Purchase of treasury stock for stock exchange agreement										
Decrease due to stock exchange agreement									△ 1,156	△ 1,156
Changes of items other than shareholders' equity (Net)										
Total Changes in the year	-	-	△ 58	△ 58	-	△ 647	△ 1,229	-	34,769	32,892
Balance, end of year	219,278	230,412	-	230,412	17,696	4,492	20,541	65,042	153,179	260,951

	Shareholders' equity		Difference of appreciation and conversion			New share acquisition rights	Total net assets
	Treasury stock	Total shareholders' equity	Net unrealized holding gains on securities and others	Net deferred profits on hedges	Total difference of appreciation and conversion		
Balance, beginning of year	△ 912	676,897	267,291	9,849	277,141	220	954,259
Changes in the year							
Decrease due to loss on sale of treasury stock through exercise of stock options and others	450	213					213
Reserve for losses on investment		-					-
Reversal of reserve for losses on investment		-					-
Reserve of deferred gains on sales of fixed assets		-					-
Reversal of deferred gains on sales of fixed assets		-					-
Cash dividends		△ 44,994					△ 44,994
Net income		79,220					79,220
Increase due to purchase of less-than-one-voting-unit shares and others	△ 56	△ 56					△ 56
Purchase of treasury stock for stock exchange agreement	△ 104,999	△ 104,999					△ 104,999
Decrease due to stock exchange agreement	104,138	102,981					102,981
Changes of items other than shareholders' equity (Net)			△ 133,495	5,114	△ 128,380	255	△ 128,125
Total Changes in the year	△ 467	32,365	△ 133,495	5,114	△ 128,380	255	△ 95,759
Balance, end of year	△ 1,379	709,263	133,795	14,964	148,760	475	858,500

Non-consolidated Statements of Changes in Shareholders' Equity

{Prepared on the basis of accounting principles generally accepted in Japan}

For the year ended March 31,2007

(Unit: millions of yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Appropriated for legal reserve	Reserve for losses on investment	Deferred gains on sales of fixed assets	General reserve	Retained earnings brought forward	Total retained earnings
Balance, beginning of year	219,278	230,412	81	230,493	17,696	6,148	49,450	65,042	56,570	194,907
Changes in the year										
Decrease due to loss on sale of treasury stock through exercise of stock options and others			△ 22	△ 22						-
Reserve for losses on investment						357			△ 357	-
Reversal of reserve for losses on investment						△ 1,366			1,366	-
Reserve of deferred gains on sales of fixed assets							4,966		△ 4,966	-
Reversal of deferred gains on sales of fixed assets							△ 32,645		32,645	-
Cash dividends									△ 36,241	△ 36,241
Bonuses to Directors									△ 881	△ 881
Net income									70,274	70,274
Increase due to purchase of less-than-one-voting-unit shares and others										
Changes of items other than shareholders' equity (Net)										
Total Changes in the year	-	-	△ 22	△ 22	-	△ 1,009	△ 27,679	-	61,840	33,151
Balance, end of year	219,278	230,412	58	230,471	17,696	5,139	21,770	65,042	118,410	228,059

	Shareholders' equity		Difference of appreciation and conversion				
	Treasury stock	Total shareholders' equity	Net unrealized holding gains on securities and others	Net deferred profits on hedges	Total difference of appreciation and conversion	New share acquisition rights	Total net assets
Balance, beginning of year	△ 828	643,851	253,170	-	253,170	-	897,021
Changes in the year							
Decrease due to loss on sale of treasury stock through exercise of stock options and others	150	128					128
Reserve for losses on investment		-					-
Reversal of reserve for losses on investment		-					-
Reserve of deferred gains on sales of fixed assets		-					-
Reversal of deferred gains on sales of fixed assets		-					-
Cash dividends		△ 36,241					△ 36,241
Bonuses to Directors		△ 881					△ 881
Net income		70,274					70,274
Increase due to purchase of less-than-one-voting-unit shares and others	△ 233	△ 233					△ 233
Changes of items other than shareholders' equity (Net)			14,121	9,849	23,971	220	24,191
Total Changes in the year	△ 83	33,046	14,121	9,849	23,971	220	57,238
Balance, end of year	△ 912	676,897	267,291	9,849	277,141	220	954,259

Notes to Non-Consolidated Financial Statements (For the year ended March 31,2008)

Significant Accounting Principles

1. Valuation basis and method for assets

(1) Valuation basis and method for securities

Trading securities:	Stated at fair value. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
Held to maturity securities:	Stated at amortized cost
Other securities	
- Marketable securities:	Stated at fair value. Unrealized holding gains and losses are excluded from earnings and reported in a separate component of net assets. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
- Non-marketable securities:	Stated at average cost
Investment securities in subsidiaries and associated companies:	Stated at average cost
(2) Valuation basis and method for derivatives	Stated at fair value
(3) Valuation basis and method for inventories	
Inventories held for ordinary transaction	Stated at average cost (book-value is stated lower according to the decline of profitability)
Inventories held for trading purpose	Stated at fair value

2. Depreciation method of fixed assets

(1) Tangible fixed assets	
Tangible fixed assets acquired before April 1, 2007	Depreciation is principally computed by the declining-balance method under pre-revised Corporate Tax Law. Assets that cost over 10 billions of yen are depreciated based on the straight-line method under pre-revised Corporate Tax Law. Buildings acquired on and after April 1, 1998 (excluding accessory equipment are depreciated based on the straight-line method under pre-revised Corporate Tax Law.
Tangible fixed assets acquired on and after April 1, 2007	Depreciation is principally computed by the declining-balance method. Assets that cost over 10 billions of yen are depreciated based on the straight-line method. Buildings (excluding accessory equipment) are depreciated based on the straight-line method.
(2) Intangible fixed assets	Depreciation is computed by the straight-line method. Depreciation of internal-use software is based on the estimated useful life in the Company (5years).

3. Allowance and provisions

(1) Allowance for doubtful receivables	*An allowance for doubtful receivables is maintained at the level which is adequate to provide* for probable losses that can be reasonably estimated. As for the general receivables, an allowance is computed based on internal credit rating system. As for the specific receivables, an allowance is computed based on the specific probability of uncollectibility.
(2) Accrued directors' bonuses	An allowance for directors' bonuses is to be recognized based upon the estimated payment amount.
(3) Accrued pension and severance liabilities	Accrued pension and severance liabilities are to be recognized based upon the estimated benefit obligation and the fair value of plan assets for postretirement benefits. Since the fair value of plan assets for postretirement benefits exceeds benefit obligation, no accrued pension and severance liabilities were recognized as of March 31, 2008. Unrecognized actuarial losses are recognized over 12 years which is within average remaining service period (straight line).
4. Deferred Charges	All items which may be deferred under the Company Law are charged to earnings when incurred.
5. Finance leases	Finance leases other than those in which ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating leases.
6. Hedge accounting	Gains or losses on derivatives are principally deferred until realization of the designated hedged items. Interest rate swaps are not remeasured at fair value, but the differential paid or received under the swap contracts are recognized on an accrual basis and included in interest expense or income to the extent that their nominal amounts, conditions of interest receipts or payments and contractual periods are almost the same as hedged items.
7. Consumption tax	Consumption tax is accounted for by the segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.
8. Other	The Company adopted a consolidated taxation system.

9. Changes in significant accounting principles

(1) Depreciation method of fixed assets

Effective from the year ended March 31, 2008, due to the revision of the Corporate Tax Low ((Law to Revise Part of Income Tax Law, etc. dated March 30, 2007, No.6) and (Ordinance to Revise Part of Corporate Tax Law Enforcement Order, dated March 30, 2007, No.83)), the Company adopted the depreciation method based on the revised Corporate Tax Law for fixed assets acquired on and after April 1, 2007. There was no material impact on the Company's financial statements.

(2) Allowance and provisions

Effective from the year ended March 31, 2008, to estimate probable losses more accurately and to calculate periodical profit and loss more adequately, as for the general receivables, an allowance which had been computed based on uniform loss severity from the Company's past experience was computed based on internal credit rating system. There was no material impact on the Company's financial statements.

(3) Changes in Presentation

Effective from the year ended March 31, 2008, the Company adopted "the Notes Regarding the implementation of the Regulation for Terminology, Forms and Preparation of Consolidated Financial Statements" (last revised on October 2, 2007) and "Q&A of Accounting for Financial Instruments." (last revised on November 6, 2007)
As a result, domestic certificates of deposit, which had been included in "Cash and deposits" in the previous fiscal year (the amount as of March 31, 2007 was 118,000 millions of yen.), have been presented in "Marketable securities". The amount of certificates of deposit included in "Marketable securities" as of March 31, 2007 is 110,000 millions of yen.

Notes to Non-Consolidated Balance Sheets

1. Pledged assets and secured liabilities

(Millions of yen)

Pledged assets		Secured liabilities	
Accounts receivable, trade	6,380	Long-term loans, including current maturities of long-term loans	8,962
Buildings	5,549		
Other structures	21		
Machinery and equipment	4		
Furniture and fixtures	1	Other long-term liabilities	3,225
Land	931		
Intangible fixed assets	1,041		
Investment securities	2,271		
Investment securities in subsidiaries and associated companies	37,521		
Total	53,724	Total	12,187

In addition to the above, investment securities and other assets of 17,409 millions of yen are pledged as substitution for guarantee deposits.

2. Accumulated depreciation of tangible fixed assets 71,912 millions of yen

3. Guarantees of indebtedness

(Millions of yen)

(1) Subsidiaries and associated companies	981,851
(2) Others	39,826
Sub-total	1,021,678
(3) Keep-well agreement on subsidiaries' financing arrangements	17,269
Total	1,038,947

4. Discounted trade notes receivable with banks 144,730 millions of yen

5. Monetary receivables and payables to subsidiaries and associated companies

Short-term monetary receivables	785,764 millions of yen
Short-term monetary payables	72,693 millions of yen
Long-term monetary receivables	180,198 millions of yen
Long-term monetary payables	7,043 millions of yen

Sales	1,340,008 millions of yen
Purchases	615,260 millions of yen

2. Non-operating transactions with subsidiaries and associated companies — 48,932 millions of yen

Notes to Non-Consolidated Statements of Changes in Shareholders' Equity

1. Number of issued shares(Common shares) — 1,250,602,867 shares

2. Number of treasury stock(Common shares)

Balance, beginning of period	876,738 shares
Decrease due to sale through exercise of stock options	(198,000) shares
Increase due to purchase of less-than-one-voting-unit shares and others	26,511 shares
Increase due to purchase of treasury stock for stock exchange agreement	45,652,110 shares
Decrease due to stock exchange agreement	(45,749,405) shares
Balance, end of period	607,954 shares

3. Dividend for the year ended March 31,2008

The year-end ordinary dividend was resolved in the ordinary general meeting of shareholders held on June 22,2007 as follows.

Total amount of dividends(yen)	22,495,070,322
Dividend per share(yen)	18
Record date	March 31,2007
Effective date	June 25,2007

The interim dividend was resolved by the board of directors held on October 29,2007 as follows.

Total amount of dividends(yen)	22,499,439,822
Dividend per share(yen)	18
Record date	September 30,2007
Effective date	December 3,2007

4. Dividend after March 31,2008

The year-end ordinary dividend will be resolved in the ordinary general meeting of shareholders held on June 20,2008 as follows.

Total amount of dividends(yen)	24,999,898,260
Source of dividends	Retained earnings
Dividend per share(yen)	20
Record date	March 31,2008
Effective date	June 23,2008

5. Number of shares subject to new share acquisition rights authorized by the ordinary general meeting of shareholders

In the ordinary general meeting of shareholders held on June 22,2004	5,000 shares
In the ordinary general meeting of shareholders held on June 24,2005	36,000 shares
In the ordinary general meeting of shareholders held on June 23,2006	155,000 shares
In the ordinary general meeting of shareholders held on June 23,2006 (Stock-Linked compensation plan)	87,000 shares
In the ordinary general meeting of shareholders held on June 22,2007	190,000 shares
In the ordinary general meeting of shareholders held on June 22,2007 (Stock-Linked compensation plan)	94,400 shares
Total	567,400 shares

Notes to deferred income tax

1. Significant components of deferred tax assets — Valuation loss on investment securities, impairment loss of long-lived assets and others.
2. Significant components of deferred tax liabilities — Net unrealized holding gains on securities and others, securities contributed to the Trust and others.

Note to finance leases — Office equipments such as computer and others.

Notes to per share information

1. Net assets per share — 686.42 yen
2. Net income per share — 63.71 yen

Note to significant subsequent events — There are no significant subsequent events to be disclosed.

Note : Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

Audit Report by the Accounting Auditors with Respect to the Consolidated Financial Statements

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 13, 2008

The Board of Directors
Sumitomo Corporation

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tsutomu Takahashi (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and comprehensive income and footnotes of Sumitomo Corporation for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Sumitomo Corpotation and consolidated subsidiaries as of March 31, 2008 and the consolidated results of their operations for the year then ended, in conformity with Article 148(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 3, Basis in Preparation of Consolidated Financial Statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Accounting Auditors with Respect to the Non-consolidated Financial Statements

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 13, 2008

The Board of Directors
Sumitomo Corporation

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tsutomu Takahashi (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in shreholders' equity and the related notes, and its supporting schedules of Sumitomo Corpotation as of March 31, 2008 and for the 140th business year from April 1, 2007 to March 31, 2008 in accordance with Article 436(2)① of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors

[English Translation of the Coporate Auditors' Report Originally Issued in the Japanese Language]

AUDIT REPORT

In accordance with each Corporate Auditor's audit report and due deliberation, we, the Board of Corporate Auditors, have made this Audit Report regarding the Company's Directors' execution of their duties during the 140th fiscal year from April 1, 2007 to March 31, 2008 as follows:

1. Details of the Audit by Each Corporate Auditor and the Board of Corporate Auditors

(1) The Board of Corporate Auditors has established the policies of audit, the manner of dividing roles, etc., and in addition to receiving reports on the status of audit and its results from each Corporate Auditor, we received reports from the Directors, etc. and the Accounting Auditor regarding the execution of their duties, and asked them for explanations as necessary.

Each Corporate Auditor, in accordance with the standard concerning the Corporate Auditor's audit, the policies of audit and the manner of dividing roles, which were established by the Board of Corporate Auditors, promoted communications with the Directors and Internal Auditing Department and other employees, strove to collect information and to enhance the environment for auditing, attended important meetings such as the Meeting of the Board of Directors, received reports from Directors and employees, etc. regarding the execution of their duties, asked them for explanations as necessary, inspected important internal authorization documents and examined the status of operations and the financial status at the head office and important operating locations. In addition, we monitored and followed-up on the details of the Board of Directors' resolution regarding the establishment of the System for Ensuring the Director's Execution of Operation Comply with Laws, Regulations and the Articles of Incorporation, as well as the System as stipulated under Article 100, Sections 1 and 3 of the Enforcement Regulations promulgated under the Company Law and the system that is established in accordance with such resolution (the "Internal Control System"). As for subsidiaries, we promoted communications with directors and corporate auditors, etc. of the subsidiaries, and received reports on the business of the subsidiaries as necessary. By the methods set forth above, we inspected the 140th Business Report and its Supporting Schedules.

Further, we monitored and followed up on whether the Accounting Auditor has retained its independent position and has conducted its audit in an adequate manner, and received reports from the Accounting Auditor regarding the execution of its duties, and asked the Accounting Auditor for explanations as necessary. In addition, we received notice from the Accounting Auditor that the "System to Ensure the Execution of Duties is Conducted in an Appropriate Manner (the matters set forth in each clause of Article 159 of the Enforcement Regulations Regarding Accounting promulgated under the Company Law)" is established under the "Quality Control Standard Regarding Audit (by the Business Accounting Council, October 28, 2005)," and asked the Accounting Auditor for explanations as necessary. By the methods set forth above we inspected this fiscal year's Non-consolidated Financial Statements (Non-consolidated Balance Sheets, Non-consolidated Statements of Income, Non-consolidated Statements of Changes in Shareholders' Equity and Notes to the Non-consolidated Financial Statements) and their Supporting Schedules and the Consolidated Financial Statements (Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Shareholders' Equity and Comprehensive Income and Notes to the Consolidated Financial Statements).

2. Results of Our Audit

(1) Results of the Audit regarding the Business Report, etc.

(i) We consider that the Business Report and its Supporting Schedules comply with the applicable laws and regulations and with the Articles of Incorporation of the Company and that they present fairly the status of the Company.

(ii) There is no serious violation of any applicable laws and regulations or of the Articles of Incorporation of the Company concerning the Directors' execution of their duties.

(iii)We consider the Board of Director's resolution regarding the Internal Control System to be proper. Furthermore, there is no matter that requires comment, regarding the Directors' execution their

duties concerning the Internal Control System.

(2) Results of the Audit regarding the Non-consolidated Financial Statements and their Supporting Documents

We consider the method and results of the audit conducted by the Accounting Auditor to be proper.

(3) Results of the Audit regarding the Consolidated Financial Statements

We consider the method and results of the audit conducted by the Accounting Auditor to be proper.

May 14, 2008

The Board of Corporate Auditors
Sumitomo Corporation
Shigemi Hiranuma (seal)
Standing Corporate Auditor
(Full-Time)
Tetsuro Fukumoto (seal)
Corporate Auditor
(Full-Time)
Itsuo Sonobe (seal)
Corporate Auditor
Koji Tajika (seal)
Corporate Auditor
Akio Harada (seal)
Corporate Auditor

Note: Itsuo Sonobe, Koji Tajika and Akio Harada are Outside Corporate Auditors stipulated by Article 2, Section 16 and Article 335, Section 3 of the Company Law.

* * *

END